

Safeway Inc.

2002 ANNUAL REPORT





Convenience

Quality







Service



Value


Devil's Food
Oatmeal Cookies
Ginger Snap Cookies



Safeway Inc. is one of the largest food and drug retailers in North America. As of December 28, 2002, the company operated 1,695 continuing stores in the Western, Southwestern, Rocky Mountain and Mid-Atlantic regions of the United States and in western Canada. In support of its stores, Safeway has an extensive network of distribution, manufacturing and food processing facilities.



PERCENTAGE OF STORES WITH SPECIALTY DEPARTMENTS

	2002	1998
Bakery	93%	85%
Deli	96	93
Floral	91	88
Pharmacy	70	58

SAFEWAY
Pak 'n Save Foods
VONS
PAVILIONS
Dominick's
CARRS
Randalls
Tom Thumb
GENUARDI'S FAMILY MARKETS

MANUFACTURING AND PROCESSING FACILITIES

	Year-end 2002	
	U.S.	Canada
Milk Plants	7	3
Bread Baking Plants	6	2
Ice Cream Plants	2	2
Cheese and Meat Packaging Plants	–	2
Soft Drink Bottling Plants	4	–
Fruit and Vegetable Processing Plants	1	3
Biscuit Plant	1	–
Pet Food Plant	1	–
	22	12

CONTENTS

FINANCIAL HIGHLIGHTS

(Dollars in millions, except per-share amounts)	**52 Weeks 2002**	52 Weeks 2001	52 Weeks 2000
FOR THE YEAR			
Sales	**$32,399.2**	$31,797.0	$29,441.5
Gross profit	**10,096.4**	9,849.6	8,789.5
Operating profit	**1,673.3**	2,535.7	2,264.5
Income from continuing operations before cumulative effect of accounting change	**568.5**	1,286.7	1,154.2
Net (loss) income	**(828.1)**	1,253.9	1,091.9
Diluted earnings per share:			
Income from continuing operations before cumulative effect of accounting change	**1.20**	2.51	2.26
Net (loss) income	**(1.75)**	2.44	2.13
Cash capital expenditures	**1,370.5**	1,672.3	1,435.7
AT YEAR-END			
Common shares outstanding (in millions) (Note 1)	**441.0**	488.1	504.1
Retail square feet (in millions)	**74.6**	71.8	66.5
Number of stores	**1,695**	1,656	1,570

Note 1: Net of 132.0 million, 82.7 million and 64.3 million shares held in treasury at year-end 2002, 2001 and 2000, respectively.

Sales



$24.1
$26.3
$29.4
$31.8
$32.4
98
99
00
01
02

Income from Continuing Operations before Cumulative Effect of Accounting Change



$807.7
$984.2
$1,154.2
$1,286.7
$568.5
98
99
00
01
02

Diluted Earnings per Share: Income from Continuing Operations before Cumulative Effect of Accounting Change



$1.59
$1.91
$2.26
$2.51
$1.20
98
99
00
01
02

TO OUR STOCKHOLDERS

After a decade of steady growth, Safeway had a disappointing year in 2002. While we recorded modest total sales gains in continuing operations, certain operational issues and the soft economy had a negative effect on our same-store sales and profitability. Reported results were also adversely affected by significant non-cash charges. Our results are discussed below.

NET RESULTS We incurred a net loss of $828.1 million ($1.75 per share) in 2002 compared to net income of $1,253.9 million ($2.44 per share) in 2001. These results reflect negative impacts of $2,100.8 million ($4.43 per share) in 2002, of which $1,988.0 million was due to the impairment of goodwill, and $32.8 million ($0.07 per share) in 2001 as a result of the following factors:


We continue to
modernize our store
base to enhance our
growth prospects.

- In 2002 we adopted Statement of Financial Accounting Standards No. 142, which eliminated goodwill amortization. The initial effect of adopting SFAS No. 142 was a non-cash charge of $700 million ($1.48 per share) in the first quarter of 2002, which is recorded as a cumulative effect of a change in accounting principle. SFAS No. 142 also requires an annual review for impairment, which we completed in the fourth quarter of 2002, resulting in two additional non-cash charges: $704.2 million ($1.48 per share) for Randall's, which is recorded as a component of operating income, and $583.8 million for Dominick's, which is recorded as a component of discontinued operations. These charges reflect declining valuation multiples in the retail grocery industry and operating performance at these acquired companies. Results for 2001 include a goodwill amortization charge of $101.0 million ($0.20 per share) recorded in continuing operations.
- We recently decided to sell Dominick's and leave the Chicago market. The total loss from discontinued Dominick's store operations in 2002, including the impairment charge noted above, was $696.6 million ($1.47 per share). The loss from discontinued Dominick's store operations in 2001 was $32.8 million ($0.07 per share).

SALES Total sales in 2002 rose 2% to $32.4 billion, primarily due to new store openings. Comparable-store sales declined 0.6%, while identical-store sales (which exclude replacement stores) were down 1.2%. Sales were negatively affected in the first half of the year by shrink-reduction efforts and by transitional issues associated with the centralization of marketing functions. Continued softness in the economy also had a dampening effect on sales throughout the year.

GROSS PROFIT Gross profit increased 18 basis points to 31.16% of sales, even though we reinvested a portion of our cost savings into pricing and promotion.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense rose 114 basis points to 23.82% of sales, due primarily to increases in employee benefit costs, real estate occupancy costs and pension expense as well as soft sales.

INTEREST EXPENSE Interest expense was up slightly, to $368.6 million in 2002 from $366.1 million in 2001. The increase was due to higher average borrowings primarily from debt incurred to finance the repurchase of Safeway stock, partially offset by lower interest rates in 2002.

SHARE REPURCHASES During the year we repurchased 50.1 million shares of Safeway common stock for $1.5 billion. Under the current program authorized by the board of directors, we have bought back $2.9 billion worth of our shares, leaving $0.6 billion available for additional repurchases as of year-end 2002.

STORE MODERNIZATION We continue to modernize our store base to enhance our growth prospects. During 2002 we invested approximately $1.4 billion in cash capital expenditures. We opened 71 new stores, expanded or remodeled 191 existing stores and closed 32 older ones, resulting in a 4% net addition to total retail square footage in continuing operations. Given the continuing soft economic conditions, we have scaled back our capital spending plans for 2003. In the coming year we expect to invest between $1.1 billion and $1.3 billion in cash capital expenditures and open 50 to 55 new stores while completing between 100 and 125 remodels.



COMMUNITY INVOLVEMENT In 2002 we made cash and in-kind donations to hundreds of non-profit organizations throughout the communities we serve. Among these donations was approximately $60 million worth of merchandise to Second Harvest food banks. We also contributed more than $25 million to local schools through eScrip and other educational programs. In addition, we conducted major fundraising campaigns to support breast and prostate cancer research, treatment and education.

During 2002 we launched The Safeway Foundation, through which we support charitable organizations that improve the quality of life in the communities where our employees work and live. The foundation was funded by an initial grant from the company and is sustained by fundraising events and an annual employee giving campaign.

OUTLOOK Looking ahead, it is difficult to predict when the long-awaited economic rebound will spark a resurgence in consumer confidence and spending. We remain focused on what we can control – providing our customers with the pleasant, convenient shopping experience they expect and deserve. As noted on the following pages, we believe Safeway has distinct competitive advantages over other supermarket operators and retailers in alternate channels. These advantages include convenient, attractive store facilities with exciting new specialty departments; consistently superb quality, especially in the perishable departments; friendly, helpful service delivered by knowledgeable employees; and a broad assortment of products and services at competitive prices. We continue to work hard to differentiate our stores from those of our competitors.

In closing, I want to thank our employees for their unwavering dedication and diligence during a difficult year. They have bolstered my strongly held conviction that we have what it takes – the right facilities, systems, programs, products and, most important of all, the right people – to weather these tough times and achieve our long-range objective of enhancing shareholder value.

Steven A. Burd
Chairman, President and Chief Executive Officer
March 21, 2003

CONVENIENCE

Shoppers consistently cite convenience as one of the leading reasons for choosing where they buy groceries and related items. Our stores are typically located within a few miles of our customers' homes, and are situated on prime, easily accessible retail sites with close-in parking. Because most consumers today lead busy, demanding lives, we try to provide quick, efficient checkout service – especially during peak business hours. With an ever-expanding array of products and services – including ready-to-serve meals, prescription drugs, gasoline, online home shopping, in-store banking and one-hour photo processing – our stores are continuously evolving to provide one-stop shopping convenience for time-pressed customers.



Consumers today are busier than ever. We continue to expand our assortment of time-saving products and services such as ready-to-serve meals, gasoline, online home shopping, in-store banking and one-hour photo processing.

We have prime store locations in some of North America's fastest-growing regions.



SEARS
BLOCKBUSTER
OLD NAVY
BORDERS
Waldenbooks
CARD
amc

Busy consumers like the convenience of having their prescriptions filled while they shop.



With 1,289 in-store pharmacies at year-end 2002, we ranked among the 10 largest drug retailers in North America. Our pharmacists take the time to make each customer feel welcome and well informed about prescribed medications.



STARBUCKS COFFEE

Our online shopping and home delivery services, Safeway.com and Vons.com, expanded into five new markets during 2002. For a nominal fee, orders are filled by trained personal shoppers and delivered in temperature-controlled trucks.



SAFEWAY.com
Shop

Our in-store delis offer a wide selection of made-to-order gourmet sandwiches for busy shoppers seeking alternatives to restaurant meals. In addition, we have a new line of restaurant-quality heat and serve soups.



SAFEWAY

We operate more than 200 fuel centers adjacent to our stores.

QUALITY



One of the most effective ways we can differentiate our stores from our competitors' is by consistently delivering best-in-class quality in our perishable foods departments. We are committed to superior quality and strive to be known as the destination for tender meat and superb seafood; garden-fresh produce and flowers; tempting bakery, deli and dairy products; and wholesome natural foods. During the past several months we have been working with our suppliers to significantly enhance quality-control standards for our fresh foods. We want our perishables to be noticeably better than the offerings of other conventional supermarkets and clearly superior to those found at mass merchants, membership clubs and other non-traditional food retailers. Our ultimate goal is to achieve and consistently maintain levels of freshness, appearance, taste and presentation equal to those at the finest specialty shops.

We're convinced our fresh breads, cakes and pastries are the finest in the industry.

At Safeway and its affiliated companies, top-quality produce is artfully presented in abundant displays. Unique merchandising methods impart a farm-fresh ambience and create a special shopping experience.



Café Paris White Chocolate Raspberry is one of a dozen flavors available in our Safeway SELECT Great Escapes line of super-premium ice cream. Each flavor brings to mind the tastes and traditions of exotic getaways around the world.


Escapes
Escapes

Look to Safeway for best-in-class produce, meat, deli products and baked goods.



We have field inspectors in major growing areas to ensure that our produce is picked at its peak.


PRIMO TAGLIO

Quality also extends to our facilities and our employees. We believe we have the best of both.



Since fresh foods typically account for over 40% of all supermarket purchases, it's imperative our perishables be of consistently superior quality. To achieve that goal, we are enhancing our product specifications and quality control standards.

SERVICE


Giving our best.
Giving our best.
Giving our best.
SAFEWAY

During the past five years, Safeway has earned a reputation for consistently delivering superior customer service. We believe we are the clear service leader in the supermarket industry. In our stores, friendly checkers, stockers and courtesy clerks eagerly anticipate shoppers' needs, while expert meat cutters, bakers and deli clerks cheerfully accommodate special requests. Behind the scenes in our support operations, our buyers negotiate deals on the most popular national brands, while experienced warehouse order selectors skillfully assemble product shipments to the stores. The combined efforts of every member of the Safeway team support a single overriding objective – to exceed our customers' expectations.

During the past several years, service has become an integral part of our corporate culture and a key performance measure. We work hard to provide the highest level of customer service every day in every department in every store.



Service is a clear point of difference and a competitive advantage for us.

We believe we have the best in-stock condition in the supermarket industry.

Delivering superior service is a team effort at Safeway, with store employees as well as their backstage co-workers striving to surprise and delight our customers with a pleasant, efficient shopping experience they cannot find elsewhere.


EXPRESS
9 ITEM LIMIT



We want shoppers to count on Safeway for fast, friendly and reliable service.

By continuously monitoring sales, transactions and traffic patterns in our stores, we adapt work schedules to our customers' shopping needs. Proper scheduling and well-trained employees are the keys to prompt, efficient checkout service.

Training is a top priority at Safeway. Aided by state-of-the-art instructional and communications systems, along with ongoing performance appraisals, we believe we have some of the most knowledgeable, proficient employees in our industry.


WELCOME TO
SAFEWAY



VALUE


PRIMO
TAGLIO
PRIMO
TAGLIO
PRIMO
TAGLIO

Superior quality, selection and service – all at competitive prices in attractive, conveniently located facilities. These are the key components of the value equation for Safeway shoppers. With the pricing component receiving greater emphasis in the current economic environment, we have taken several steps to help recession-weary consumers stretch their budgets. For example, we have adjusted everyday pricing on some key high-volume items and have enhanced our club card specials. Shoppers can also find exceptional values with an extensive line of award-winning Safeway brands. Our private-label products are designed to be of equal or superior quality to comparable nationally-advertised brands but are typically priced much lower.

We closely monitor our pricing, and our price image, to ensure we are competitive.

A "culture of thrift" permeates Safeway. Employees at every level of the company continuously search for ways to simplify work methods, reduce expenses and increase productivity. Most of these improvements take place behind the scenes.


Oatmeal Cookies
Devil's Food
Ginger Snap Cookies

Reinvesting cost savings into the business results in improved store standards, enhanced customer service and competitive pricing – all of which drive sales. This "productivity loop" enables us to provide excellent value for our customers.



Shoppers can find exceptional values with award-winning Safeway brands.


VALU PACK

By centralizing our buying functions and establishing a regional merchandising network, we believe we can significantly reduce our cost of goods sold while continuing to meet each of our operating areas' unique marketing needs.


Randalls
values
VONS CLUB

Our prices on many club card specials are lower than prices at discount outlets and club stores.


SAFEWAY
3¢ per gallon discount with clubcard

As consumers continue to trim household expenditures, we have selectively reduced prices throughout our stores on many of the items shoppers buy most often. Value-conscious customers also benefit from our private-label program.

FINANCIAL CONTENTS

COMPANY IN REVIEW

SAFEWAY INC. AND SUBSIDIARIES

Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,695 continuing stores and 113 Dominick's stores which are held for sale at year-end 2002. See Planned Disposition of Dominick's.

The Company's continuing U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

Safeway also has a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley") which operates 102 food and general merchandise stores in Western Mexico.

In addition, the Company has a strategic alliance with and a 52.5% ownership interest in GroceryWorks Holdings, Inc., an Internet grocer.

PLANNED DISPOSITION OF DOMINICK'S In November 2002, Safeway announced its decision to sell Dominick's, which consists of 113 stores, and to exit the Chicago market. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Dominick's operations are presented as a discontinued operation. *Accordingly, Dominick's results are reflected separately in the Company's consolidated financial statements and Dominick's information is excluded from the accompanying notes to the consolidated financial statements and the rest of the financial information included herein, unless otherwise noted.* Sales at Dominick's were $2.4 billion in 2002, $2.5 billion in 2001 and $2.5 billion in 2000.

In accordance with SFAS No. 144, Dominick's net assets and liabilities have been written down to estimated fair market value. The fair value of Dominick's was determined by an independent third-party appraiser which primarily used the discounted cash flow method and the guideline company method. The final valuation of Dominick's is dependent upon the results of negotiations with the ultimate buyer. Adjustment to the loss on disposition, together with any related tax effects, will be made when additional information is known.

STORES Safeway's average store size is approximately 44,000 square feet. Safeway's primary new store prototype is 55,000 square feet and is designed both to accommodate changing consumer needs and to achieve certain operating efficiencies. The Company determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested.

Most stores offer a wide selection of food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral, pharmacy, Starbucks coffee shops and adjacent fuel centers.

Safeway continues to operate a number of smaller stores that also offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

The following table summarizes Safeway's stores by size at year-end 2002:

	Number of Stores	Percent of Total
Less than 30,000 square feet	290	17%
30,000 to 50,000	763	45
More than 50,000	642	38
Total stores	1,695	100%

STORE OWNERSHIP At year-end 2002, Safeway owned approximately one-third of its stores and leased its remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high quality produce and meat, and offers many specialty items through its various specialty departments.

Safeway has developed a line of some 1,265 premium corporate brand products since 1993 under the "Safeway SELECT" banner. The award-winning Safeway SELECT line is designed to offer premium quality products that the Company believes are equal or superior in quality to comparable best-selling nationally advertised brands, or are unique to the category and not available from national brand manufacturers.

The Safeway SELECT line of products includes carbonated soft drinks; unique salsas; bagged salads; whole bean coffees; the Indulgence line of cookies and other sweets; the Verdi line of frozen pizzas, fresh and frozen pastas, pasta sauces and olive oils; the Primo Taglio line of meats, cheeses and sandwiches; Artisan fresh-baked breads; NutraBalance pet food; Ultra laundry detergents and dish soaps; and Softly paper products. The Safeway SELECT line also includes an extensive array of ice creams, frozen yogurts and sorbets; Healthy Advantage items such as low-fat ice creams and low-fat cereal bars; and Gourmet Club frozen entrees and hors d'oeuvres.

MANUFACTURING AND WHOLESALE The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, approximately 28% of Safeway's private label merchandise is manufactured in Company-owned plants, and the remainder is purchased from third parties.

Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

Safeway operated the following manufacturing and processing facilities at year-end 2002:

	U.S.	Canada
Milk plants	7	3
Bread baking plants	6	2
Ice cream plants	2	2
Cheese and meat packaging plants	–	2
Soft drink bottling plants	4	–
Fruit and vegetable processing plants	1	3
Biscuit plant	1	–
Pet food plant	1	–
Total	22	12

In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its corporate offices.

DISTRIBUTION Each of Safeway's 11 retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 15 distribution/warehousing centers (12 in the United States and three in Canada), which collectively provide the majority of all products to Safeway stores. The Company's distribution centers in northern California, Maryland and British Columbia are operated by third parties.

CAPITAL EXPENDITURE PROGRAM

A component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities and information technology advances. Over the last several years, Safeway management has continued to strengthen its program to select and approve new capital investments.

The table below presents the Company's cash capital expenditures and details changes in the Company's store base over the last three years:

(Dollars in millions)	**2002**	2001	2000
Cash capital expenditures (Note 1)	**$1,370.5**	$1,672.3	$1,435.7
Cash capital expenditures as a percent of sales	**4.2%**	5.3%	4.9%
Stores opened (Note 1)	**71**	91	70
Stores closed or sold	**32**	44	45
Remodels (Note 2)	**191**	231	236
Total retail square footage at year-end (in millions)	**74.6**	71.8	66.5

Note 1. Excludes acquisitions. Includes 11 former ABCO stores purchased in 2001.

Note 2. Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $200,000.

Safeway invested $1.4 billion in cash capital expenditures in 2002 and opened 71 stores and remodeled 191 stores. In 2003, Safeway expects to spend between $1.1 billion and $1.3 billion in cash capital expenditures and open 50 to 55 new stores and complete between 100 and 125 remodels.

PERFORMANCE-BASED COMPENSATION

The Company has performance-based compensation plans that cover more than 21,000 management and professional employees. Performance-based compensation plans set overall bonus levels based upon operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans that measure the performance of capital projects based on operating performance over several years, and other employees are covered by supply division results.

MARKET RISK FROM FINANCIAL INSTRUMENTS

Safeway manages interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, interest rate swaps. As of year-end 2002, the Company did not have any outstanding interest rate swap agreements.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company does not consider the potential losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations at year-end 2002 (dollars in millions):

December 28, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Commercial paper:								
Principal	$ –	$ –	$ –	$1,744.1	$ –	$ –	$1,744.1	$1,744.1
Weighted average interest rate	–	–	–	1.62%	–	–	1.62%	
Bank borrowings:								
Principal	$ –	$ –	$ –	$ 25.3	$ –	$ –	$ 25.3	$ 25.3
Weighted average interest rate	–	–	–	2.91%	–	–	2.91%	
Long-term debt:[1]								
Principal	$780.3	$ 699.6	$ 232.5	$ 710.3	$ 785.0	$2,812.4	$6,020.1	$6,483.3
Weighted average interest rate	4.86%	7.38%	3.87%	6.14%	5.78%	6.69%	4.60%	

(1) Primarily fixed-rate debt

FIVE-YEAR SUMMARY FINANCIAL INFORMATION

SAFEWAY INC. AND SUBSIDIARIES

(Dollars in millions, except per-share amounts)	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000	52 Weeks 1999	53 Weeks 1998
RESULTS OF OPERATIONS					
Sales	**$32,399.2**	$31,797.0	$29,441.5	$26,299.8	$24,086.9
Gross profit	**10,096.4**	9,849.6	8,789.5	7,808.0	7,026.2
Operating and administrative expense	**(7,718.9)**	(7,212.9)	(6,437.8)	(5,850.9)	(5,380.4)
Impairment charge	**(704.2)**	–	–	–	–
Goodwill amortization	–	(101.0)	(87.2)	(63.8)	(50.7)
Operating profit	**1,673.3**	2,535.7	2,264.5	1,893.3	1,595.1
Interest expense	**(368.6)**	(366.1)	(363.6)	(261.1)	(230.7)
Other income (loss), net	**15.5**	(46.9)	42.0	38.3	30.2
Income from continuing operations before income taxes and cumulative effect of accounting change	**1,320.2**	2,122.7	1,942.9	1,670.5	1,394.6
Income taxes	**(751.7)**	(836.0)	(788.7)	686.3	(586.9)
Income from continuing operations before cumulative effect of accounting change	**568.5**	1,286.7	1,154.2	984.2	807.7
Loss on discontinued operations, net of tax	**(696.6)**	(32.8)	(62.3)	(13.3)	(1.0)
(Loss) income before cumulative effect of accounting change	**(128.1)**	1,253.9	1,091.9	970.9	806.7
Cumulative effect of accounting change	**(700.0)**	–	–	–	–
Net (loss) income	**$ (828.1)**	$ 1,253.9	$ 1,091.9	$ 970.9	$ 806.7
Basic earnings per share:					
Income from continuing operations before cumulative effect of accounting change	**$ 1.22**	$ 2.56	$ 2.32	$ 1.97	$ 1.67
Loss on discontinued operations	**(1.49)**	(0.07)	(0.13)	(0.02)	–
Cumulative effect of accounting change	**(1.50)**	–	–	–	–
Net (loss) income	**$ (1.77)**	$ 2.49	$ 2.19	$ 1.95	$ 1.67
Diluted earnings per share:					
Income from continuing operations before cumulative effect of accounting change	**$ 1.20**	$ 2.51	$ 2.26	$ 1.91	$ 1.59
Loss on discontinued operations	**(1.47)**	(0.07)	(0.13)	(0.03)	–
Cumulative effect of accounting change	**(1.48)**	–	–	–	–
Net (loss) income	**$ (1.75)**	$ 2.44	$ 2.13	$ 1.88	$ 1.59

FIVE-YEAR SUMMARY FINANCIAL INFORMATION

SAFEWAY INC. AND SUBSIDIARIES

(Dollars in millions, except per-share amounts)	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000	52 Weeks 1999	53 Weeks 1998
FINANCIAL STATISTICS					
Comparable-store sales (decreases) increases (Note 1)	**(0.6)%**	2.7%	3.1%	2.6%	4.1%
Identical-store sales (decreases) increases (Note 1)	**(1.2)%**	2.0%	2.5%	2.0%	3.7%
Gross profit margin	**31.16%**	30.98%	29.85%	29.69%	29.17%
Operating and administrative expense as a percent of sales (Note 2)	**23.82%**	22.68%	21.87%	22.25%	22.34%
Operating profit as a percent of sales	**5.2%**	8.0%	7.7%	7.2%	6.6%
Cash capital expenditures	**$ 1,370.5**	$ 1,672.3	$ 1,435.7	$ 1,193.7	$ 1,022.9
Depreciation	**812.5**	726.6	640.4	535.9	466.7
Total assets	**16,047.3**	17,462.6	15,965.3	14,900.3	11,389.6
Total debt	**8,327.0**	7,271.5	6,352.3	6,777.6	4,768.4
Total stockholders' equity	**3,627.5**	5,889.6	5,389.8	4,085.8	3,082.1
Weighted average shares outstanding — basic (in millions)	**467.3**	503.3	497.9	498.6	482.8
Weighted average shares outstanding — diluted (in millions)	**473.8**	513.2	511.6	515.4	508.8
OTHER STATISTICS					
Genuardi's stores acquired during the year	**–**	39	–	–	–
Randall's stores acquired during the year	**–**	–	–	117	–
Carrs stores acquired during the year	**–**	–	–	32	–
Stores opened during the year	**71**	91	70	58	45
Stores closed or sold during the year	**32**	44	45	45	30
Total stores at year-end	**1,695**	1,656	1,570	1,545	1,383
Remodels completed during the year (Note 3)	**191**	231	236	240	234
Total retail square footage at year-end (in millions)	**74.6**	71.8	66.5	63.9	54.7

Note 1. Defined as stores operating the entire year in both the current year and the previous year. Comparable stores include replacement stores while identical stores do not. 2001 and 2000 sales increases reflect actual results and have not been adjusted to eliminate the estimated 50-basis-point impact of the 2000 northern California distribution center strike.
Note 2. Excludes goodwill amortization. Management believes this ratio is relevant because it assists investors in evaluating Safeway's ability to control costs.
Note 3. Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $200,000.

FINANCIAL REVIEW

SAFEWAY INC. AND SUBSIDIARIES

PLANNED DISPOSITION OF DOMINICK'S

In November 2002, Safeway announced its decision to sell Dominick's, which consists of 113 stores, and to exit the Chicago market. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Dominick's operations are presented as a discontinued operation. *Accordingly, Dominick's results are reflected separately in the Company's consolidated financial statements and Dominick's information is excluded from the accompanying notes to the consolidated financial statements and the rest of the financial information included herein, unless otherwise noted.* Sales at Dominick's were $2.4 billion in 2002, $2.5 billion in 2001 and $2.5 billion in 2000.

In accordance with SFAS No. 144, Dominick's net assets and liabilities have been written down to estimated fair market value. The fair value of Dominick's was determined by an independent third party appraiser which primarily used the discounted cash flow method and the guideline company method. The final valuation of Dominick's is dependent upon the results of negotiations with the ultimate buyer. Adjustment to the loss on disposition, together with any related tax effects, will be made when additional information is known.

STOCK REPURCHASE

In July 2002, Safeway announced that its Board of Directors had increased the authorized level of the Company's stock repurchase program to $3.5 billion from the previously announced level of $2.5 billion. During 2002, Safeway repurchased 50.1 million shares of common stock at a cost of $1.5 billion. From initiation of the program in 1999 through the end of 2002, Safeway had repurchased 87.0 million shares of common stock at a cost of $2.9 billion, leaving $0.6 billion available for repurchases.

ACQUISITION OF GENUARDI'S FAMILY MARKETS, INC. ("GENUARDI'S")

In February 2001, Safeway acquired all of the assets of Genuardi's for approximately $530 million in cash (the "Genuardi's Acquisition"). On the acquisition date, Genuardi's operated 39 stores in the greater Philadelphia, Pennsylvania area, including New Jersey and Delaware. The Genuardi's Acquisition was accounted for as a purchase and was funded through the issuance of commercial paper and debentures.

RESULTS OF OPERATIONS

CONTINUING OPERATIONS Safeway's income from continuing operations before cumulative effect of accounting change was $568.5 million ($1.20 per share) in 2002, $1,286.7 million ($2.51 per share) in 2001 and $1,154.2 million ($2.26 per share) in 2000.

Safeway adopted SFAS No. 142, "Goodwill and Other Intangible Assets," during the first quarter of 2002 and recorded an aggregate impairment charge of $700 million for the cumulative effect of adopting this statement. The charge for Dominick's of $589 million and Randall's of $111 million reduced the carrying value of goodwill to its implied fair value. Impairment in both cases was due to a combination of factors including acquisition price, post-acquisition capital expenditures and operating performance.

During the fourth quarter of 2002, Safeway performed its annual impairment review for goodwill under SFAS No. 142. As a result of this review Safeway recorded a charge of $704.2 million for Randall's, which is recorded as a component of continuing operations, and $583.8 million for Dominick's, which is recorded as a component of discontinued operations. These charges reflect declining multiples in the retail grocery industry and the operating performance of these divisions. Net loss after the cumulative effect of this accounting change, discontinued operations and the fourth-quarter goodwill impairment was $828.1 million ($1.75 per share).

In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas and Oklahoma City, Oklahoma divisions. Furr's filed for Chapter 11 bankruptcy on February 8, 2001. Homeland filed for Chapter 11 bankruptcy on August 1, 2001. Safeway is contingently liable if Furr's and Homeland are unable to continue making rental payments on these leases. In 2001, Safeway recorded a pre-tax charge to operating and administrative expense of $42.7 million ($0.05 per share) to recognize the estimated lease liabilities associated with these bankruptcies and for a single lease from Safeway's former Florida division. During 2002, the accrual was reduced by $12.0 million as cash was paid out. In addition, Furr's began the liquidation process and Homeland emerged from bankruptcy in 2002 and, based on the resolution of various leases, Safeway reversed $12.1 million of the accrual, leaving a balance of $18.6 million at year-end 2002.

Income From Continuing Operations
(In Millions)



$1,154.2
$1,286.7
$568.5
00
01
02

Safeway is unable to determine its maximum potential obligation with respect to other divested operations, should there be any similar defaults, because information about the total number of leases from these divestitures that are still outstanding is not available. Based on an internal assessment by the Company, performed by taking the original inventory of assigned leases at the time of the divestitures and accounting for the passage of time, Safeway expects that any potential losses beyond those recorded, should there be any similar defaults, would not be material to Safeway's net operating results, cash flow or financial position.

Safeway also recorded a pre-tax charge of $30.1 million ($0.04 per share) in other loss in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks Holdings, Inc. ("GroceryWorks") to its estimated fair value.

Future Beef Operations Holdings, LLC ("FBO"), a meat processing company based in Denver, Colorado, was placed in bankruptcy in March 2002. Safeway was a 15% equity investor in FBO, had a supply contract for the purchase of beef from FBO, and had a common board member with FBO. Safeway had a first-loss deficiency agreement with FBO's principal lender which provided that, under certain circumstances and in the event of a liquidation of FBO being initiated, Safeway would pay the lender up to $40 million if proceeds from the sale of collateral did not fully repay the amount owed by FBO to the lender. Safeway accrued a pre-tax charge of $51.0 million ($0.06 per share) in other income (loss) related to the bankruptcy in 2001. The charge was primarily for payments under contractual obligations and the first-loss deficiency agreement in the event FBO was liquidated. FBO is currently in the process of being liquidated and Safeway paid the lender $40 million in January 2003.

During the fourth quarter of 2000, Summit Logistics, a company that operates Safeway's northern California distribution center, was engaged in a 47-day strike (the "Summit strike") which had an adverse effect on sales, product costs and distribution expenses at 246 Safeway stores in northern California, Nevada and Hawaii. In 2002, Safeway settled a dispute with Summit over certain of these distribution expenses without a material impact to the Company's consolidated financial statements. Safeway estimates that the overall cost of the strike reduced 2000 net income by approximately $113.8 million ($0.13 per share). Safeway estimated the impact of the strike by comparing internal forecasts immediately before the strike with actual results during the strike.

SALES Identical-store sales (stores operating the entire year in both 2002 and 2001, excluding replacement stores) decreased 1.2% in 2002 while comparable-store sales, which include replacement stores, decreased 0.6%. Sales were impacted by continued softness in the economy, an increase in competitive activity, an overly aggressive shrink-reduction effort and disruptions associated with the centralization of buying and merchandising.

Identical-store sales increased 2.0% in 2001, while comparable-store sales rose 2.7%. Safeway estimates that the Summit strike in 2000 had a positive impact on 2001 comparable-store and identical-store sales of approximately 50 basis points.

Portions of 2002 Sales Dollar



- Costs of Goods Sold: 68.8%
- Operating and Administrative Expense: 23.8%
- Operating Profits: 5.2%
- Impairment Charge: 2.2%

Total sales for 2002 were $32.4 billion, compared to $31.8 billion for 2001 and $29.4 billion for 2000. Sales increased in 2002 primarily due to new store openings. 2001 sales increases were attributable to the Genuardi's Acquisition, new store openings and increased sales at continuing stores as well as the effect of the Summit strike in 2000.

GROSS PROFIT Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. In addition, advertising and promotional expenses, net of vendor allowances, are a component of cost of goods sold. Vendor allowances that relate to the Company's buying and merchandising activities consist primarily of promotional allowances, advertising allowances and, to a lesser extent, slotting allowances and are included as a component of cost of sales. Vendor allowances totaled $2.1 billion in 2002 and 2001 and $1.9 billion in 2000. Safeway includes all store occupancy costs in operating and administrative expense. Gross profit increased to $10,096.4 million, or 31.16% of sales, in 2002, from $9,849.6 million, or 30.98% of sales, in 2001 and $8,789.5 million, or 29.85% of sales, in 2000.

The 2002 increase in the gross profit margin was primarily due to shrink control and continued improvements in buying practices. The increase in the gross profit margin in 2002 was less than in 2001 because much of the Company's cost savings were reinvested in pricing and promotion.

Safeway estimates that approximately 26 basis points of the 2001 increase in the gross profit margin was attributable to the Summit strike in 2000. The remaining 87-basis-point improvement was due primarily to continuing improvements in shrink control, buying practices and private-label growth.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense was $7,718.9 million, or 23.82% of sales, in 2002 compared to $7,212.9 million, or 22.68% of sales, in 2001 and $6,437.8 million, or 21.87% of sales, in 2000.

Operating and administrative expense as a percentage of sales increased 114 basis points in 2002 due primarily to higher employee benefit costs, higher real estate occupancy costs, higher pension expense and soft sales. These increases were partially offset by a decrease of approximately 10 basis points due to income received from Canadian Imperial Bank of Commerce for the termination of an in-store banking agreement with Safeway.

Approximately 13 basis points of the 2001 increase was attributable to the charge related to the Furr's and Homeland bankruptcies. Another 14 basis points was attributable to the Genuardi's Acquisition. The remaining 54-basis-point increase was due primarily to unfavorable comparisons in pension income and property gains, higher real estate occupancy costs, utility cost increases and higher workers' compensation expense. These increases were partially offset by a decrease of approximately eight basis points attributable to the Summit strike.

Annual goodwill amortization was $101.0 million in 2001 and $87.2 million in 2000. Beginning in 2002, goodwill no longer is being amortized. Goodwill was tested for impairment upon adoption of SFAS No.142, and is being tested annually for impairment.

INTEREST EXPENSE Interest expense from continuing operations was $368.6 million in 2002, $366.1 million in 2001 and $363.6 million in 2000.

In accordance with EITF Issue No. 87-24, interest expense was allocated to discontinued operations based on the ratio of Dominick's net assets to total Safeway net assets. Interest expense of $62.2 million in 2002, $80.8 million in 2001 and $93.6 million in 2000 was allocated to, and is included in, loss on discontinued operations. Allocated interest decreased in 2002 and 2001 primarily because Dominick's net assets have decreased relative to total Safeway net assets.

Interest expense from continuing operations increased in both 2002 and 2001 primarily due to less interest allocated to discontinued operations and higher average borrowings primarily from debt incurred to finance the repurchase of Safeway stock and the Genuardi's Acquisition in 2001, partially offset by lower interest rates.

OTHER INCOME (LOSS) Other income (loss) consists primarily of net equity in earnings or losses from Safeway's unconsolidated affiliates, which was a loss of $0.2 million in 2002, and income of $20.2 million in 2001 and $31.2 million in 2000. Equity in losses, net, in 2002 includes approximately $15.8 million in charges related to the resolution of physical inventory count discrepancies at Casa Ley. Other income (loss) also includes interest income of $8.5 million in 2002, $13.5 million in 2001 and $12.0 million in 2000. Other loss in 2001 includes a $30.1 million impairment charge to reduce the carrying amount of the Company's investment in GroceryWorks to its estimated fair value. Safeway also recorded a $51.0 million charge related to the FBO bankruptcy in 2001.

DISCONTINUED OPERATIONS In November 2002, Safeway announced its decision to sell Dominick's, which consists of 113 stores, and to exit the Chicago market. In accordance with SFAS No. 144, Dominick's operations are presented as a discontinued operation.

As a result of the planned exit of the Chicago market, the Company recorded a pre-tax loss from discontinued operations of $787.9 million ($1.47 per share) in 2002, consisting of $583.8 million in Dominick's goodwill impairment, $201.3 in estimated loss on disposal of Dominick's and $2.8 million in loss from store operations. Pre-tax loss from discontinued operations was $27.7 million ($0.07 per share) in 2001 and $76.4 million ($0.13 per share) in 2000. Loss from discontinued operations includes all direct charges to operations at Dominick's as well as allocated interest expense of $62.2 million in 2002, $80.8 million in 2001 and $93.6 million in 2000. Loss from discontinued operations also included goodwill amortization of $39.4 million in 2001 and $39.0 million in 2000. Corporate overhead is not included in discontinued store operations. Sales at discontinued operations were $2.4 billion in 2002, $2.5 billion in 2001 and $2.5 billion in 2000.

In accordance with SFAS No. 144, Dominick's net assets and liabilities have been written down to estimated fair market value. The fair value of Dominick's was determined by an independent third party appraiser which primarily used the discounted cash flow method and the guideline company method. The final valuation of Dominick's is dependent upon the results of negotiations with the ultimate buyer. Adjustment to the loss on disposition, together with any related tax effects, will be made when additional information is known.

RELATED PARTY TRANSACTIONS See Note L of the Company's consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of Safeway's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

WORKERS' COMPENSATION The Company is primarily self-insured for workers' compensation, automobile and general liability costs. It is the Company's policy to record its estimated self-insurance liability, as determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, discounted at a risk-free interest rate. Any actuarial projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. An example of how change in discount rates can affect Safeway's reserve occurred in 2002 when a 100-basis-point reduction in the Company's discount rate, based on changes in market rates, increased its liability by approximately $9.0 million.

The majority of the Company's workers' compensation liability is from claims occurring in California. California workers' compensation has received a significant amount of attention from the state's politicians, insurers, employers and providers, as well as the public in general. Recent years have seen an escalation in the number of legislative reforms, judicial rulings and social phenomena affecting workers' compensation in California. Some of the factors that may affect the Company's reserve estimates include changes in benefit levels and medical fee schedules. In 2002, the State of California passed AB-749 which increases the maximum weekly temporary-disability rate beginning in 2003. Weekly benefits are calculated as a function of the hourly pay rate and the average number of hours worked. The law also has several cost containing measures, such as the establishment of some medical fee schedules and abolishment of the treating physician presumption. The impact of the increase in benefits on Safeway is mitigated by the high ratio of part-time workers, who typically qualify for benefit amounts below the weekly maximum.

The Company's workers' compensation future funding estimates anticipate no change in the benefit structure. Statutory changes could have a significant impact on future claim costs. The California Legislature is currently discussing additional benefit reforms. At this point it is unknown what, if any, changes will result.

STORE CLOSURES It is the Company's policy to recognize losses relating to the impairment of long-lived assets when expected net future cash flows are less than the assets' carrying value. For stores closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries. In both cases, fair value is determined by estimating net future cash flows and discounting them using a risk-adjusted rate of interest. The Company estimates future cash flows based on its experience and knowledge of the market in which the closed store is located and, when necessary, utilizes local real estate brokers. However, these estimates project cash flow several years into the future and are affected by variable factors such as inflation, the strength of the real estate markets and economic conditions.

EMPLOYEE BENEFIT PLANS The determination of Safeway's obligation and expense for pension and other post-retirement benefits is dependent, in part, on the Company's selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions are disclosed in Note J to the consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, affect its recognized expense and recorded obligation in such future periods. While Safeway believes that its assumptions are appropriate, significant differences in Safeway's actual experience or significant changes in the Company's assumptions may materially affect Safeway pension and other post-retirement obligations and its future expense.

An example of how changes in these assumptions can affect Safeway's financial statements occurred in 2002. Based on the Company's review of market interest rates, actual return on plan assets and other factors, Safeway lowered its discount rate for U.S. plans to 6.50% at year-end 2002 from 7.50% at year-end 2001. The Company also lowered its expected return on plan assets for U.S. plans to 8.50% at year-end 2002 from 9.00% at year-end 2001. These rates are applied to the calculated value of plan assets and liabilities which results in an amount that is included in pension expense or income in the following years. When not considering other changes in assumptions or actual return on plan assets, the 100-basis-point change in the discount rate alone will negatively impact 2003 U.S. pension expense by approximately $19.8 million and the 50-basis-point change in expected return on plan assets alone will negatively impact 2003 U.S. pension expense by $6.5 million.

While changes in assumptions may materially affect the Company's future expense, the most significant factor in determining this amount is the fair value of plan assets at year end. Not considering any changes in assumptions, a $100 million change in plan assets in 2002 would impact 2003 U.S. pension expense by approximately $8.5 million. The fair value of plan assets can vary significantly from year to year.

GOODWILL SFAS No. 142 became effective for Safeway in the first quarter of 2002. Adoption of this standard changed our method of accounting for goodwill. Goodwill is no longer amortized and instead is reviewed for impairment on an annual basis. Safeway recorded a $700 million charge for the cumulative effect of adoption of SFAS No. 142 in the first quarter of 2002 and another $1,288 million goodwill impairment charge after completing its annual impairment test in the fourth quarter of 2002. See Note C to the consolidated financial statements.

Safeway reviewed goodwill for impairment at the operating division level. All of the Company's 2002 goodwill impairment related to Dominick's, which the Company is currently planning to sell, and Randall's, which had a remaining goodwill balance of $452.6 million at year-end 2002. Fair value was determined by an independent third party appraiser which primarily used the discounted cash flow method and the guideline company method.

The annual impairment review required by SFAS No. 142 requires extensive use of accounting judgments and estimates of future operating results. Changes in estimates or application of alternative assumptions and definitions could produce significantly different results. The factors that most significantly affect the fair value calculation are market multiples and estimates of future cash flows.

LIQUIDITY AND FINANCIAL RESOURCES

Net cash flow from operating activities was $1,938.1 million in 2002, $2,150.0 million in 2001 and $1,909.5 million in 2000. Net cash flow from operating activities decreased in 2002 primarily due to changes in working capital. Net cash flow from operating activities increased in 2001 largely due to increased net income, partially offset by changes in working capital.

Cash flow used by investing activities was $1,313.1 million in 2002, $2,131.6 million in 2001 and $1,337.0 million in 2000. Cash flow used by investing activities decreased in 2002 primarily because of cash used to acquire Genuardi's in 2001, as well as lower capital expenditures. Cash flow used by investing activities increased in 2001 over 2000 primarily because of cash used to acquire Genuardi's, as well as increased capital expenditures. Safeway opened 71 new stores and remodeled 191 stores in 2002. In 2001, Safeway opened 91 new stores and remodeled 231 stores.

Cash flow used by financing activities was $597.7 million in 2002 primarily due to cash flow from operations being used to pay down debt. Cash flow from financing activities was $12.1 million in 2001 primarily due to additional borrowings related to the Genuardi's Acquisition, almost entirely offset by cash flow from operations being used to pay down debt.

Based upon the current level of operations, Safeway believes that cash flow from operating activities and other sources of liquidity, including borrowing under the Company's commercial paper program and bank credit agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that Safeway's business will continue to generate cash flow at or above current levels or that the Company will be able to maintain its ability to borrow under the commercial paper program and bank credit agreement.

If the Company's credit rating were to decline below its current level of Baa2/BBB, the ability to borrow under the commercial paper program would be adversely affected. Safeway's ability to borrow under the bank credit agreement is unaffected by Safeway's credit rating. However, if Safeway's 2002 Adjusted EBITDA (as defined in Safeway's bank credit agreement) to interest ratio of 7.68 to 1 were to decline to 2.0 to 1, or if Safeway's year-end 2002 debt to Adjusted EBITDA ratio of 2.55 to 1 were to grow to 3.5 to 1, Safeway's ability to borrow under the bank credit agreement would be impaired.

The table below presents significant contractual obligations of the Company at year-end 2002:

(In millions)	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt	$780.3	$699.6	$232.5	$2,479.7	$ 785.0	$2,812.4	$7,789.5
Capital lease obligations[1]	25.2	27.1	28.6	29.3	29.2	398.1	537.5
Operating leases	341.7	332.7	317.1	299.4	279.5	2,542.7	4,113.1
Contracts for purchase of property, equipment and construction of buildings	129.1	–	–	–	–	–	129.1

(1) Minimum lease payments, less amounts representing interest.

NEW ACCOUNTING STANDARDS

SFAS No. 142, "Goodwill and Other Intangible Assets," addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings.

The Company adopted SFAS No. 142 on December 30, 2001. Under the transitional provisions of SFAS No. 142, the Company's goodwill was tested for impairment as of December 30, 2001. Each of the Company's reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined based on a valuation study performed by an independent third party appraiser which primarily considered the discounted cash flow, guideline company and similar transaction methods. As a result of the Company's impairment test, the Company recorded an impairment loss for Dominick's of $589 million and Randall's of $111 million to reduce the carrying value of goodwill to its implied fair value. Impairment in both cases was due to a combination of factors including acquisition price, post-acquisition capital expenditures and operating performance. In accordance with SFAS No. 142, the impairment charge was reflected as a cumulative effect of accounting change in the Company's statement of operations.

As required by SFAS No. 142, Safeway tested goodwill for impairment again in the fourth quarter of 2002, which represents the annual impairment testing date selected by Safeway. Fair value was determined based on a valuation study performed by an independent third party appraiser which primarily used the discounted cash flow method and guideline company method. As a result of this annual review, Safeway recorded an impairment charge for Dominick's goodwill of $583.8 million, which is recorded as a component of discontinued operations, and for Randall's goodwill of $704.2 million, which is recorded as a component of operating income. These additional charges reflect declining multiples in the retail grocery industry and operating performance.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business," became effective for Safeway on December 30, 2001. In accordance with SFAS No. 144, the Company evaluates the carrying value of the assets in relation to its expected future cash flows whenever management commits to close or relocate a store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to fair value. Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of interest. These provisions are recorded as a component of operating and administrative expense and are disclosed in Note D. Adoption of this provision of SFAS No. 144 did not have a material effect on the Company's financial statements. In the fourth quarter of 2002, Safeway decided to sell Dominick's and to exit the Chicago market. In accordance with SFAS No. 144, Dominick's net assets as of year-end 2002 were written down to their estimated fair market value and presented as a discontinued operation.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and amends other existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 becomes effective for the Company in the first quarter of 2003. The Company is currently analyzing the effect that SFAS No. 145 will have on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs, including store closures. SFAS No. 146 replaces previous accounting guidance, principally Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS No. 146, store lease exit costs are accrued when a store is closed. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. SFAS No. 146 may affect the timing of recognizing future store closures and restructuring costs, if any, as well as the amounts recognized. The Company adopted the provisions of SFAS No. 146 during the third quarter of 2002 for any leased store-closure activities initiated after June 15, 2002. Adoption of this standard did not have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123 and SFAS No. 148.

EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in cost of sales unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. EITF No. 02-16 becomes effective for the Company in the first quarter of 2003. The Company is currently analyzing the effect that adoption of EITF No. 02-16 will have on its financial statements.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. This interpretation requires the initial measurement and recognition, on a prospective basis only, to guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements are effective for financial statements ending after December 15, 2002. The Company complies with the disclosure provisions of FIN No. 45 and is currently assessing the impact that adoption of FIN No. 45 will have on the Company's financial statements.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities," was issued. This interpretation requires a company to consolidate variable interest entities ("VIE") if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE possess specific characteristics. It also requires additional disclosure for parties involved with VIEs. The provisions of this interpretation are effective in 2003. Adoption of this interpretation will not have a material effect on the Company's financial statements.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, capital expenditures, acquisitions, the valuation of Safeway's investments, operating improvements and costs, tax rate and gross profit improvement, and are indicated by words or phrases such as "continuing," "ongoing," "expects," and similar words or phrases. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, consumer spending levels, population, employment and job growth in our markets; pricing pressures and competitive factors, which could include pricing strategies, store openings and remodels by our competitors; results of our programs to control or reduce costs, improve buying practices and control shrink; results of our programs to increase sales, including private-label sales, and our promotional programs; results of our programs to improve capital management; the ability to integrate any companies we acquire and achieve operating improvements at those companies; changes in financial performance of or our equity investments; increases in labor costs and relations with union bargaining units representing our employees or employees of third-party operators of our distribution centers; changes in state or federal legislation or regulation; the cost and stability of power sources; opportunities, acquisitions or dispositions that we pursue; the rate of return on our pension assets; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaims any obligation to do so.

CONSOLIDATED STATEMENTS OF OPERATIONS

SAFEWAY INC. AND SUBSIDIARIES

(In millions, except per-share amounts)	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000
Sales	**$ 32,399.2**	$ 31,797.0	$ 29,441.5
Cost of goods sold	**(22,302.8)**	(21,947.4)	(20,652.0)
Gross profit	**10,096.4**	9,849.6	8,789.5
Operating and administrative expense	**(7,718.9)**	(7,212.9)	(6,437.8)
Impairment charge	**(704.2)**	–	–
Goodwill amortization	**–**	(101.0)	(87.2)
Operating profit	**1,673.3**	2,535.7	2,264.5
Interest expense	**(368.6)**	(366.1)	(363.6)
Other income (loss), net	**15.5**	(46.9)	42.0
Income from continuing operations before income taxes and cumulative effect of accounting change	**1,320.2**	2,122.7	1,942.9
Income taxes	**(751.7)**	(836.0)	(788.7)
Income from continuing operations before cumulative effect of accounting change	**568.5**	1,286.7	1,154.2
Discontinued operations:			
Loss from operations of Dominick's (including goodwill impairment charge of $583.8 and loss on disposal of $201.3 in 2002) (Note N)	**(787.9)**	(27.7)	(76.4)
Income tax benefit (expense)	**91.3**	(5.1)	14.1
Loss on discontinued operations	**(696.6)**	(32.8)	(62.3)
(Loss) income before cumulative effect of accounting change	**(128.1)**	1,253.9	1,091.9
Cumulative effect of accounting change	**(700.0)**	–	–
Net (loss) income	**$ (828.1)**	$ 1,253.9	$ 1,091.9
BASIC (LOSS) EARNINGS PER SHARE:			
Income from continuing operations before cumulative effect of accounting change	**$ 1.22**	$ 2.56	$ 2.32
Loss on discontinued operations (including impairment charge and loss on disposal)	**(1.49)**	(0.07)	(0.13)
Cumulative effect of accounting change	**(1.50)**	–	–
Net (loss) income	**$ (1.77)**	$ 2.49	$ 2.19
DILUTED (LOSS) EARNINGS PER SHARE:			
Income from continuing operations before cumulative effect of accounting change	**$ 1.20**	$ 2.51	$ 2.26
Loss on discontinued operations (including impairment charge and loss on disposal)	**(1.47)**	(0.07)	(0.13)
Cumulative effect of accounting change	**(1.48)**	–	–
Net (loss) income	**$ (1.75)**	$ 2.44	$ 2.13
Weighted average shares outstanding – basic	**467.3**	503.3	497.9
Weighted average shares outstanding – diluted	**473.8**	513.2	511.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	Year-end 2002	Year-end 2001
ASSETS		
Current assets:		
Cash and equivalents	**$ 73.7**	$ 65.7
Receivables	**413.1**	373.0
Merchandise inventories, net of LIFO reserve of $65.1 and $82.6	**2,493.0**	2,354.7
Prepaid expenses and other current assets	**226.0**	264.1
Assets held for sale	**1,053.3**	2,437.3
Total current assets	**4,259.1**	5,494.8
Property:		
Land	**1,257.5**	1,146.7
Buildings	**3,438.7**	3,121.5
Leasehold improvements	**2,310.9**	2,116.9
Fixtures and equipment	**4,839.2**	4,481.5
Property under capital leases	**552.4**	404.0
	12,398.7	11,270.6
Less accumulated depreciation and amortization	**(4,388.5)**	(3,853.9)
Total property, net	**8,010.2**	7,416.7
Goodwill	**2,846.2**	3,616.0
Prepaid pension costs	**535.2**	531.3
Investments in unconsolidated affiliates	**208.3**	242.2
Other assets	**188.3**	161.6
Total assets	**$16,047.3**	$17,462.6

CONSOLIDATED BALANCE SHEETS

SAFEWAY INC. AND SUBSIDIARIES

(In millions, except per-share amounts)	Year-end 2002	Year-end 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of notes and debentures	$ 780.3	$ 639.1
Current obligations under capital leases	25.2	37.2
Accounts payable	1,715.4	1,858.5
Accrued salaries and wages	374.9	365.1
Other accrued liabilities	687.2	796.6
Liabilities of operations held for sale	353.3	400.4
Total current liabilities	3,936.3	4,096.9
Long-term debt:		
Notes and debentures	7,009.2	6,236.8
Obligations under capital leases	512.3	358.4
Total long-term debt	7,521.5	6,595.2
Deferred income taxes	577.9	473.7
Accrued claims and other liabilities	384.1	407.2
Total liabilities	12,419.8	11,573.0
Commitments and contingencies		
Stockholders' equity:		
Common stock: par value $0.01 per share; 1,500 shares authorized; 573.0 and 570.8 shares outstanding	5.7	5.7
Additional paid-in capital	3,307.2	3,267.1
Accumulated other comprehensive loss	(68.3)	(79.3)
Retained earnings	4,287.6	5,115.7
	7,532.2	8,309.2
Less: Treasury stock at cost; 132.0 and 82.7 shares	(3,904.7)	(2,419.6)
Total stockholders' equity	3,627.5	5,889.6
Total liabilities and stockholders' equity	$16,047.3	$17,462.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000
OPERATING ACTIVITIES:			
Net (loss) income	**$ (828.1)**	$ 1,253.9	$ 1,091.9
Loss on discontinued operations, net of tax	**696.6**	32.8	62.3
Cumulative effect of accounting change	**700.0**	–	–
Income from continuing operations	**568.5**	1,286.7	1,154.2
Reconciliation to net cash flow from operating activities:			
Randall's impairment charge	**704.2**	–	–
Depreciation and amortization	**812.5**	826.7	727.6
Amortization of deferred finance costs	**7.8**	8.0	7.0
Deferred income taxes	**135.6**	51.1	143.2
LIFO expense (income)	**(17.6)**	2.2	(1.1)
FBO bankruptcy charge	**–**	51.0	–
Furr's and Homeland bankruptcy charge	**–**	42.7	–
GroceryWorks impairment charge	**–**	30.1	–
Equity in losses (earnings) of unconsolidated affiliates, net	**0.2**	(20.2)	(31.2)
Net pension expense (income)	**30.3**	(27.3)	(77.3)
Gain on pension settlement	**–**	(9.3)	(15.0)
Contributions to Canadian pension plan	**(32.0)**	(3.5)	(0.6)
Increase (decrease) in accrued claims and other liabilities	**8.3**	23.0	(46.9)
Loss (gain) on property retirements	**26.2**	(35.1)	(51.9)
Changes in working capital items:			
Receivables	**(40.1)**	32.2	(77.9)
Inventories at FIFO cost	**(117.8)**	(70.2)	(91.4)
Prepaid expenses and other current assets	**51.8**	(21.7)	(39.1)
Payables and accruals	**(199.8)**	(16.4)	309.9
Net cash flow from operating activities	**1,938.1**	2,150.0	1,909.5
INVESTING ACTIVITIES:			
Cash paid for property additions	**(1,370.5)**	(1,672.3)	(1,435.7)
Proceeds from sale of property	**89.3**	112.7	158.1
Net cash used to acquire Genuardi's	**–**	(523.1)	–
Other	**(31.9)**	(48.9)	(59.4)
Net cash flow used by investing activities	**(1,313.1)**	(2,131.6)	(1,337.0)

CONSOLIDATED STATEMENTS OF CASH FLOWS

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000
FINANCING ACTIVITIES:			
Additions to short-term borrowings	**$ 1.4**	$ 34.6	$ 100.0
Payments on short-term borrowings	**(0.9)**	(121.3)	(154.5)
Additions to long-term borrowings	**2,919.3**	3,475.9	686.1
Payments on long-term borrowings	**(2,034.1)**	(2,638.7)	(1,111.7)
Purchase of treasury stock	**(1,502.6)**	(767.9)	–
Net proceeds from exercise of stock options	**31.5**	51.5	80.1
Other	**(12.3)**	(22.0)	(1.1)
Net cash flow (used by) from financing activities	**(597.7)**	12.1	(401.1)
Effect of changes in exchange rates on cash	**(0.2)**	(0.4)	(0.2)
DISCONTINUED OPERATIONS:			
Net cash used in discontinued operations	**(19.1)**	(45.5)	(177.5)
Increase (decrease) in cash and equivalents	**8.0**	(15.4)	(6.3)
CASH AND EQUIVALENTS:			
Beginning of year	**65.7**	81.1	87.4
End of year	**$ 73.7**	$ 65.7	$ 81.1
OTHER CASH FLOW INFORMATION:			
Cash payments during the year for:			
Interest	**$ 440.6**	$ 456.2	$ 469.5
Income taxes, net of refunds	**680.6**	728.6	414.4
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Tax benefit from stock options exercised	**29.2**	34.8	148.9
Capital lease obligations entered into	**163.0**	73.7	53.3
Mortgage notes assumed in property additions	**5.9**	4.8	19.5

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

SAFEWAY INC. AND SUBSIDIARIES

(In Millions)	Common Stock		Additional Paid-in	Treasury Stock		Unexercised Warrants	Retained	Accumulated Other Comprehensive	Total Stockholders'	Comprehensive
	Shares	Amount	Capital	Shares	Cost	Purchased	Earnings	(Loss) Income	Equity	Income (Loss)
Balance, year-end 1999	559.0	$5.6	$2,993.4	(65.4)	$(1,671.6)	$(126.0)	$2,895.9	$(11.5)	$4,085.8	$ 979.1
Net income	–	–	–	–	–	–	1,091.9	–	1,091.9	$1,091.9
Translation adjustments	–	–	–	–	–	–	–	(14.2)	(14.2)	(14.2)
Options exercised	9.4	0.1	201.5	1.1	24.7	–	–	–	226.3	–
Balance, year-end 2000	568.4	5.7	3,194.9	(64.3)	(1,646.9)	(126.0)	3,987.8	(25.7)	5,389.8	$1,077.7
Net income	–	–	–	–	–	–	1,253.9	–	1,253.9	$1,253.9
Translation adjustments	–	–	–	–	–	–	–	(49.4)	(49.4)	(49.4)
Loss on settlement of interest rate swap, net of tax benefit	–	–	–	–	–	–	–	(4.2)	(4.2)	(4.2)
Treasury stock purchased	–	–	–	(18.9)	(781.3)	–	–	–	(781.3)	–
Options exercised	2.4	–	72.2	0.5	8.6	–	–	–	80.8	–
Warrants expired	–	–	–	–	–	126.0	(126.0)	–	–	–
Balance, year-end 2001	570.8	5.7	3,267.1	(82.7)	(2,419.6)	–	5,115.7	(79.3)	5,889.6	$1,200.3
Net loss	–	–	–	–	–	–	(828.1)	–	(828.1)	$ (828.1)
Translation adjustments	–	–	–	–	–	–	–	10.3	10.3	10.3
Amortization of loss on settlement of interest rate hedge	–	–	–	–	–	–	–	0.7	0.7	0.7
Treasury stock purchased	–	–	–	(50.1)	(1,502.9)	–	–	–	(1,502.9)	–
Options exercised	2.2	–	40.1	0.8	17.8	–	–	–	57.9	–
Balance, year-end 2002	573.0	$5.7	$3,307.2	(132.0)	$(3,904.7)	$ –	$4,287.6	$(68.3)	$3,627.5	$ (817.1)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SAFEWAY INC. AND SUBSIDIARIES

NOTE A: THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,695 continuing stores and 113 Dominick's stores which are held for sale at year-end 2002. See Note N. Safeway's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

In February 2001, Safeway acquired all of the assets of Genuardi's for approximately $530 million in cash (the "Genuardi's Acquisition"). The Genuardi's Acquisition was accounted for as a purchase and resulted in goodwill of approximately $521 million. Safeway funded the acquisition through the issuance of commercial paper and debentures. Safeway's 2001 statement of operations includes 47 weeks of Genuardi's operating results.

The Company also has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 102 food and general merchandise stores in western Mexico.

In addition, Safeway has a strategic alliance with and a 52.5% ownership interest in GroceryWorks Holdings, Inc., an Internet grocer.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in Casa Ley is reported using the equity method and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway's consolidated earnings until the following reporting period.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week periods ended December 28, 2002, December 29, 2001 and December 30, 2000.

REVENUE RECOGNITION Revenue is recognized at the point of sale for retail sales. Discounts provided to customers in connection with loyalty cards are accounted for as a reduction of sales.

COST OF GOODS SOLD Cost of goods sold includes cost of inventory sold during the period, including purchase and distribution costs. Advertising and promotional expenses are also included as a component of cost of goods sold. Such costs are expensed in the period the advertisement occurs. Advertising and promotional expenses totaled $350.4 million in 2002, $384.1 million in 2001 and $377.0 million in 2000.

Vendor allowances that relate to the Company's buying and merchandising activities consist primarily of promotional allowances and advertising allowances and, to a lesser extent, slotting allowances. Promotional and advertising allowances are recognized as a reduction in cost of goods sold when the related expense is incurred or the related performance is completed. Safeway recognizes slotting allowances as a reduction in cost of goods sold when the product is first stocked, which is generally when all the related expenses have been incurred. Lump-sum payments received for multi-year contracts are amortized over the life of the contracts. Vendor allowances totaled $2.1 billion in 2002 and 2001 and $1.9 billion in 2000.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of the Company's Canadian subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported, net of applicable income taxes, as a separate component of comprehensive income in the consolidated statements of stockholders' equity.

CASH AND CASH EQUIVALENTS Short-term investments with original maturities of less than three months are considered to be cash equivalents.

MERCHANDISE INVENTORIES Merchandise inventory of $1,802.8 million at year-end 2002 and $1,690.4 million at year-end 2001 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,867.9 million at year-end 2002 and $1,773.0 million at year-end 2001. Liquidations of LIFO layers resulted in income of $5.3 million in 2002, $1.8 million in 2001 and $2.2 million in 2000. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost.

PROPERTY AND DEPRECIATION Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings	7 to 40 years
Fixtures and equipment	3 to 15 years

Property under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, and is discounted using a risk-free rate of interest. The present value of such claims was calculated using a discount rate of 4.0% in 2002 and 5.0% in 2001. The current portion of the self-insurance liability of $105.3 million at year-end 2002 and $85.6 million at year-end 2001 is included in other accrued liabilities in the consolidated balance sheets. The long-term portion of $194.6 million at year-end 2002 and $181.2 million at year-end 2001 is included in accrued claims and other liabilities. The Company recorded expense of $165.2 million in 2002, $121.5 million in 2001 and $55.0 million in 2000. Claims payments were $132.1 million in 2002, $120.1 million in 2001 and $108.2 million in 2000. The self-insurance liability increased by $12.0 million in 2001 because of the Genuardi's Acquisition. The total undiscounted liability was $341.5 million at year-end 2002 and $307.7 million at year-end 2001.

INCOME TAXES The Company provides a deferred tax expense or benefit equal to the change in the deferred tax liability during the year in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes represent tax credit carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS As discussed in Note G, the Company has, from time to time, entered into interest rate swap agreements to limit the exposure of certain of its floating-rate debt to changes in market interest rates. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties have been major financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, these fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Equivalents, Accounts Receivable, Accounts Payable and Short-Term Debt. The carrying amount of these items approximates fair value.

Long-Term Debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 2002, the estimated fair value of debt was $8.3 billion compared to a carrying value of $7.8 billion. At year-end 2001, the estimated fair value of debt was $7.1 billion compared to carrying value of $6.9 billion.

Off-Balance Sheet Instruments. The fair value of interest rate swap agreements are the amounts at which they could be settled based on estimates obtained from dealers. At year-end 2002 and 2001, no such agreements were outstanding.

STORE CLOSING AND IMPAIRMENT CHARGES Safeway continually reviews its stores' operating performance and assesses its plans for certain store and plant closures. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," losses related to the impairment of long-lived assets are recognized when expected future cash flows are less than the asset's carrying value. At the time a store is closed or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected future cash flows. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to estimated fair value. Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of return. The Company calculates its liability for impairment on a store-by-store basis. These provisions are recorded as a component of operating and administrative expense and are disclosed in Note D.

For stores to be closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs, from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, discounted using a risk-adjusted rate of interest. This liability is recorded at the time the store is closed. Activity included in the reserve for store lease exit costs is disclosed in Note D.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The following table illustrates the effect on net (loss) income and (loss) earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123:

(in millions, except per-share amounts)	2002	2001	2000
Net (loss) income – as reported	**$(828.1)**	$1,253.9	$1,091.9
Less:			
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	**(49.6)**	(45.0)	(30.4)
Net (loss) income – pro forma	**$(877.7)**	$1,208.9	$1,061.5
Basic (loss) earnings per share:			
As reported	**$ (1.77)**	$ 2.49	$ 2.19
Pro forma	**$ (1.88)**	$ 2.40	$ 2.13
Diluted (loss) earnings per share:			
As reported	**$ (1.75)**	$ 2.44	$ 2.13
Pro forma	**$ (1.85)**	$ 2.36	$ 2.07

NEW ACCOUNTING STANDARDS SFAS No. 142, "Goodwill and Other Intangible Assets," addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings.

The Company adopted SFAS No. 142 on December 30, 2001. Under the transitional provisions of SFAS No. 142, the Company's goodwill was tested for impairment as of December 30, 2001. Each of the Company's reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined based on a valuation study performed by an independent third party appraiser which primarily considered the discounted cash flow, guideline company and similar transaction methods. As a result of the Company's impairment test, the Company recorded an impairment loss at Dominick's of $589 million and Randall's of $111 million to reduce the carrying value of goodwill to its implied fair value. Impairment in both cases was due to a combination of factors including acquisition price, post-acquisition capital expenditures and operating performance. In accordance with SFAS No. 142, the impairment charge was reflected as a cumulative effect of accounting change in the Company's statement of operations.

As required by SFAS No. 142, Safeway tested goodwill for impairment again in the fourth quarter of 2002, which represents the annual impairment testing date selected by Safeway. Fair value was determined based on a valuation study performed by an independent third party appraiser which primarily used the discounted cash flow method and guideline company method. As a result of this annual review, Safeway recorded an impairment charge for Dominick's goodwill of $583.8 million, which is recorded as a component of discontinued operations, and for Randall's goodwill of $704.2 million, which is recorded as a component of operating income. These additional charges reflect declining multiples in the retail grocery industry and operating performance.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business," became effective for Safeway on December 30, 2001. In accordance with SFAS No. 144, the Company evaluates the carrying value of the assets in relation to its expected future cash flows whenever management commits to close or relocate a store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to fair value. Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of interest. These provisions are recorded as a component of operating and administrative expense and are disclosed in Note D. Adoption of this provision of SFAS No. 144 did not have a material effect on the Company's financial statements. In the fourth quarter of 2002, Safeway decided to sell Dominick's and to exit the Chicago market. In accordance with SFAS No. 144, Dominick's net assets as of year-end 2002 were written down to their estimated fair market value and presented as a discontinued operation. See Note N.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and amends other existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 becomes effective for the Company in the first quarter of 2003. The Company is currently analyzing the effect that SFAS No. 145 will have on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs, including store closures. SFAS No. 146 replaces previous accounting guidance, principally Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS No. 146, store lease exit costs are accrued when a store is closed. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. SFAS No. 146 may affect the timing of recognizing future store closures and restructuring costs, if any, as well as the amounts recognized. The Company adopted the provisions of SFAS No. 146 during the third quarter of 2002 for any leased store-closure activities initiated after June 15, 2002. Adoption of this standard did not have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123 and SFAS No. 148. See Notes A and H.

EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in cost of sales unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. EITF No. 02-16 becomes effective for the Company in the first quarter of 2003. The Company is currently analyzing the effect that adoption of EITF No. 02-16 will have on its financial statements.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. This interpretation requires the initial measurement and recognition, on a prospective basis only, to guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements are effective for financial statements ending after December 15, 2002. The Company complies with the disclosure provisions of FIN No. 45 and is currently assessing the impact that adoption of FIN No. 45 will have on the Company's financial statements.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities," was issued. This interpretation requires a company to consolidate variable interest entities ("VIE") if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE posses specific characteristics. It also requires additional disclosure for parties involved with VIEs. The provisions of this interpretation are effective in 2003. Adoption of this interpretation will not have a material effect on the Company's financial statements.

NOTE B: ACQUISITION

The following unaudited pro forma combined summary financial information is based on the historical consolidated results of operations of Safeway and Genuardi's as if the Genuardi's Acquisition had occurred as of the beginning of 2000. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the acquisition had been effective as of the beginning of 2000. Pro forma adjustments were applied to the historical financial statements to account for the acquisition as a purchase. Under purchase accounting, the purchase price is allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to goodwill.

	Pro Forma (Unaudited)
(in millions, except per-share amounts)	2000
Sales	$30,368.7
Net income	$ 1,100.9
Diluted earnings per share	$ 2.15

NOTE C: GOODWILL

A summary of changes in Safeway's goodwill during 2002 and 2001 by reportable operating segment is as follows :

	2002			2001		
(In millions, except per-share amounts)	U.S	Canada	Total	U.S	Canada	Total
Balance – beginning of year	**$3,553.9**	**$62.1**	**$3,616.0**	$3,145.4	$68.8	$3,214.2
Genuardi's acquisition	**23.4**	–	**23.4**	497.5	–	497.5
Amortization	–	–	–	(98.5)	(2.5)	(101.0)
Impairment charge	**(704.2)**	–	**(704.2)**	–	–	–
Cumulative effect of accounting change	**(111.0)**	–	**(111.0)**	–	–	–
Adjustments	**21.3**[1]	**0.7**[2]	**22.0**	9.5[1]	(4.2)[2]	5.3
	$2,783.4	**$62.8**	**$2,846.2**	$3,553.9	$62.1	$3,616.0

(1) Primarily represents reclassifications in connection with the consolidation of certain affiliates due to increases in Safeway's ownership.
(2) Represents foreign currency translation adjustments.

Safeway's adoption of SFAS No. 142 eliminated the amortization of goodwill beginning in the first quarter of 2002. The following table adjusts net (loss) income and net earnings per share for the adoption of SFAS No. 142 (in millions):

	2002	2001	2000
Reported net (loss) income	**$ (828.1)**	$1,253.9	$1,091.9
Add back:			
Goodwill amortization[1]	**–**	140.4	126.2
Adjusted net (loss) income	**$ (828.1)**	$1,394.3	$1,218.1
Basic earnings per share:			
Reported net (loss) income	**$ (1.77)**	$ 2.49	$ 2.19
Add back:			
Goodwill amortization[1]	**–**	0.28	0.26
Adjusted net (loss) income	**$ (1.77)**	$ 2.77	$ 2.45
Diluted earnings per share:			
Reported net (loss) income	**$ (1.75)**	$ 2.44	$ 2.13
Add back:			
Goodwill amortization[1]	**–**	0.28	0.25
Adjusted net (loss) income	**$ (1.75)**	$ 2.72	$ 2.38

(1) Includes goodwill amortization from continuing operations and Dominick's discontinued operations.

NOTE D: STORE CLOSING AND IMPAIRMENT CHARGES

IMPAIRMENT WRITE-DOWNS Safeway recognized impairment charges on the write-down of long-lived store assets to be closed of $8.4 million in 2002, $5.3 million in 2001 and $8.6 million in 2000.

STORE LEASE EXIT COSTS The reserve for store lease exit costs includes the following activity for 2002, 2001 and 2000 (in millions):

	2002	2001	2000
Beginning balance	**$ 92.9**	$103.7	$119.0
Provision for estimated net future cash flows[1] of additional closed stores	**22.2**	6.7	7.2
Estimated net future cash flows[1] of stores assumed through acquisitions that are closed or designated to be closed	**–**	2.1	10.8
Net cash flows, interest accretion, changes in estimates of net future cash flows	**(25.8)**	(19.6)	(30.3)
Reversals of reserves for stores that management has determined will remain open	**–**	–	(3.0)
Ending balance	**$ 89.3**	$ 92.9	$103.7

(1) Estimated net future cash flows represents future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations.

Store lease exit costs related to the Furr's and Homeland bankruptcies are not included above but are discussed in Note M.

NOTE E: FINANCING

Notes and debentures were composed of the following at year-end (in millions):

	2002	2001
Commercial paper	**$1,744.1**	$1,723.8
Bank credit agreement, unsecured	**25.3**	–
9.30% Senior Secured Debentures due 2007	**24.3**	24.3
6.85% Senior Notes due 2004, unsecured	**200.0**	200.0
7.00% Senior Notes due 2007, unsecured	**250.0**	250.0
7.45% Senior Debentures due 2027, unsecured	**150.0**	150.0
3.80% Senior Notes due 2005, unsecured	**225.0**	–
4.80% Senior Notes due 2007, unsecured	**480.0**	–
5.80% Senior Notes due 2012, unsecured	**800.0**	–
6.05% Senior Notes due 2003, unsecured	**350.0**	350.0
6.50% Senior Notes due 2008, unsecured	**250.0**	250.0
7.00% Senior Notes due 2002, unsecured	**–**	600.0
7.25% Senior Notes due 2004, unsecured	**400.0**	400.0
7.50% Senior Notes due 2009, unsecured	**500.0**	500.0
6.15% Senior Notes due 2006, unsecured	**700.0**	700.0
6.50% Senior Notes due 2011, unsecured	**500.0**	500.0
7.25% Senior Debentures due 2031, unsecured	**600.0**	600.0
3.625% Senior Notes due 2003, unsecured	**400.0**	400.0
9.65% Senior Subordinated Debentures due 2004, unsecured	**81.2**	81.2
9.875% Senior Subordinated Debentures due 2007, unsecured	**24.2**	24.2
10.00% Senior Notes due 2002, unsecured	**–**	6.1
Mortgage notes payable, secured	**39.7**	60.5
Other notes payable, unsecured	**21.6**	31.7
Medium-term notes, unsecured	**16.5**	16.5
Short-term bank borrowings, unsecured	**7.6**	7.6
	7,789.5	6,875.9
Less current maturities	**(780.3)**	(639.1)
Long-term portion	**$7,009.2**	$6,236.8

COMMERCIAL PAPER The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2006. The weighted average interest rate on commercial paper borrowings was 1.98% during 2002 and 1.62% at year-end 2002.

BANK CREDIT AGREEMENT Safeway's total borrowing capacity under the bank credit agreement is $2.5 billion. Of the $2.5 billion credit line, $1.25 billion matures in 2006 and has a one-year extension option requiring lender consent. Another $1.25 billion is renewable annually through 2006 and can be extended by the Company for an additional year through a term-loan conversion feature at the Company's option or through a one-year extension option requiring lender consent. The restrictive covenants of the bank credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway is also required to maintain a minimum adjusted EBITDA (as defined in Safeway's bank credit agreement) to interest ratio of 2.0 to 1 and a maximum debt to adjusted EBITDA ratio of 3.5 to 1. At year-end 2002, the Company had total unused borrowing capacity under the bank credit agreement of $720.1 million.

U.S. borrowings under the bank credit agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the bank credit agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or (iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company: (a) the Canadian base rate; or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the Company: (i) the Canadian prime rate or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

The weighted average interest rate on borrowings under the bank credit agreement was 2.91% during 2002 and at year-end 2002.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a deed of trust that created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

SENIOR UNSECURED INDEBTEDNESS In August 2002, Safeway issued senior unsecured debt facilities consisting of 3.80% Notes due 2005 and 5.80% Notes due 2012.

In July 2002, Safeway issued senior unsecured debt facilities consisting of 4.80% Notes due 2007.

In November 2001, Safeway issued senior unsecured debt facilities consisting of 3.625% Notes due 2003.

In March 2001, Safeway issued senior unsecured debt facilities consisting of 6.15% Notes due 2006 and 6.50% Notes due 2011.

In January 2001, Safeway issued senior unsecured debt facilities consisting of 7.25% debentures due 2031.

In September 1999, Safeway issued senior unsecured debt facilities consisting of 7.00% Notes due 2002, 7.25% Notes due 2004 and 7.5% Notes due 2009. On September 15, 2002, the 7.00% Notes, due 2002, were paid.

In 1998 Safeway issued senior unsecured debt facilities consisting of 5.75% Notes due 2000, 5.875% Notes due 2001, 6.05% Notes due 2003 and 6.50% Notes due 2008. On November 15, 2001, the 5.875% Notes were paid and on November 15, 2000, the 5.75% Notes, due 2002, were paid.

In 1997 Safeway issued senior unsecured debt facilities consisting of 6.85% Senior Notes due 2004, 7.00% Senior Notes due 2007 and 7.45% Senior Debentures due 2027.

SENIOR SUBORDINATED INDEBTEDNESS The 9.65% Senior Subordinated Debentures due 2004 and 9.875% Senior Subordinated Debentures due 2007 are subordinated in right of payment to, among other things, the Company's borrowings under the bank credit agreement, the 9.30% Senior Secured Debentures and mortgage notes payable.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 2002 have remaining terms ranging from one to 21 years, have a weighted average interest rate of 8.94% and are secured by properties with a net book value of approximately $131 million.

OTHER NOTES PAYABLE Other notes payable at year-end 2002 have remaining terms ranging from one to seven years and a weighted average interest rate of 4.75%.

ANNUAL DEBT MATURITIES As of year-end 2002, annual debt maturities were as follows (in millions):

2003	$ 780.3
2004	699.6
2005	232.5
2006	2,479.7
2007	785.0
Thereafter	2,812.4
	$7,789.5

LETTERS OF CREDIT The Company had letters of credit of $148.0 million outstanding at year-end 2002, of which $35.9 million were issued under the bank credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commitment fees ranging from 0.15% to 1.00% on the outstanding letters of credit.

NOTE F: LEASE OBLIGATIONS

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,500 leases at year-end 2002, including approximately 180 that are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

As of year-end 2002, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

	Capital Leases	Operating Leases
2003	$ 79.7	$ 341.7
2004	79.1	332.7
2005	77.8	317.1
2006	75.6	299.4
2007	72.6	279.5
Thereafter	749.2	2,542.7
Total minimum lease payments	1,134.0	$4,113.1
Less amounts representing interest	(596.5)	
Present value of net minimum lease payments	537.5	
Less current obligations	(25.2)	
Long-term obligations	$ 512.3	

Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $206.8 million.

Amortization expense for property under capital leases was $23.7 million in 2002, $16.7 million in 2001 and $20.1 million in 2000. Accumulated amortization of property under capital leases was $62.4 million at year-end 2002 and $49.6 million at year-end 2001.

The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

	2002	2001	2000
Property leases:			
Minimum rentals	**$343.1**	$324.8	$282.3
Contingent rentals	**16.9**	16.5	16.8
Less rentals from subleases	**(29.0)**	(31.7)	(25.6)
	331.0	309.6	273.5
Equipment leases	**25.0**	30.1	30.1
	$356.0	$339.7	$303.6

NOTE G: INTEREST EXPENSE

Interest expense consisted of the following (in millions):

	2002	2001	2000
Commercial paper	**$ 32.0**	$ 61.3	$138.8
Bank credit agreement	**3.1**	6.8	7.7
9.30% Senior Secured Debentures	**2.3**	2.3	2.3
6.85% Senior Notes	**13.7**	13.7	13.7
7.00% Senior Notes	**17.5**	17.5	17.5
7.45% Senior Debentures	**11.2**	11.2	11.2
3.80% Senior Notes	**3.3**	–	–
4.80% Senior Notes	**10.5**	–	–
5.80% Senior Notes	**17.7**	–	–
5.75% Senior Notes	**-**	–	19.9
5.875% Senior Notes	**-**	20.3	23.5
6.05% Senior Notes	**21.2**	21.2	21.2
6.50% Senior Notes	**16.3**	16.3	16.3
7.00% Senior Notes	**29.4**	42.0	42.0
7.25% Senior Notes	**29.0**	29.0	29.0
7.50% Senior Notes	**37.5**	37.5	37.5
6.15% Senior Notes	**43.1**	35.5	–
6.50% Senior Notes	**32.5**	26.8	–
7.25% Senior Debentures	**43.5**	39.8	–
3.625% Senior Notes	**14.5**	2.2	–
10.00% Senior Subordinated Notes	**-**	7.2	8.0
9.65% Senior Subordinated Debentures	**7.8**	7.8	7.8
9.875% Senior Subordinated Debentures	**2.4**	2.4	2.4
10.00% Senior Notes	**0.5**	0.6	0.6
Mortgage notes payable	**4.2**	6.0	6.7
Other notes payable	**1.7**	3.0	7.1
Medium-term notes	**1.4**	1.4	1.6
Short-term bank borrowings	**-**	0.9	3.9
Obligations under capital leases	**57.0**	50.1	48.3
Amortization of deferred finance costs	**7.8**	8.0	7.0
Interest rate swap and cap agreements	**0.7**	1.8	0.2
Capitalized interest	**(31.0)**	(25.7)	(17.0)
	$430.8	$446.9	$457.2
Less amount allocated to, and included in, discontinued operations	**(62.2)**	(80.8)	(93.6)
	$368.6	$366.1	$363.6

Interest expense of $62.2 million in 2002, $80.8 million in 2001 and $93.6 million in 2000 was allocated to, and is included in, loss on discontinued operations. Interest expense was allocated based on the ratio of Dominick's net assets to total Safeway net assets.

NOTE H: CAPITAL STOCK

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares of which none were outstanding during 2002, 2001 or 2000. Authorized common stock consists of 1.5 billion shares at $0.01 par value. Common stock outstanding at year-end 2002 was 441.0 million shares (net of 132.0 million shares of treasury stock) and 488.1 million shares at year-end 2001 (net of 82.7 million shares of treasury stock).

STOCK OPTION PLANS Under Safeway's 1999 Equity Participation Plan (the "1999 Plan"), the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Compensation and Stock Option Committee of the Board of Directors, as well as other stock-based awards. Options generally vest over five or seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. Options to purchase approximately 5.0 million shares were available for grant under the 1999 Plan at year-end 2002.

On July 31, 2002, the Board of Directors adopted the 2002 Equity Incentive Plan of Safeway Inc. (the "2002 Plan"), under which awards of non-qualified stock options and stock-based awards may be made. There are 2.0 million shares of common stock authorized for issuance pursuant to grants under the 2002 Plan. At year-end 2002, no awards had been made.

In 2000, the Company granted an option to purchase 100,000 shares of common stock to a member of the Company's Board of Directors as compensation for services to Safeway as a consultant regarding the Company's equity investment in Future Beef Operations Holdings, LLC ("FBO"). The option has an exercise price of $41.00 per share and vests ratably over five years. The Company estimates the fair value of the option granted using the Black-Scholes option pricing model with assumptions similar to those used by the Company to value employee stock options. The Company reversed $0.2 million from compensation expense in 2002 and charged $0.4 million in 2001 and $0.2 million in 2000 to compensation expense for this option.

RESTRICTED STOCK Safeway includes restricted stock awards in its basic earnings per share computation when vested and diluted earnings per share computation when granted, provided that continued employment is the only condition for vesting. A restricted stock award of 41,344 shares with a fair value of $48.38 per share was granted to an executive officer of the Company in 2000. No restricted stock awards were made in 2002 or 2001. Under the terms of the restricted shares issued, continued employment is the only condition for vesting. The Company charged $1.0 million to compensation expense in both 2001 and 2000 for this award. The restricted shares were fully vested as of January 1, 2002 and 14,641 shares have been returned to Safeway to satisfy the executive officer's tax withholding obligation.

Activity in the Company's stock option plans for the three-year period ended December 28, 2002 was as follows:

	Options	Weighted Average Exercise Price
Outstanding, year-end 1999	40,506,313	$17.44
2000 Activity:		
Granted	8,617,500	43.93
Canceled	(1,502,400)	33.81
Exercised	(10,441,672)	7.40
Outstanding, year-end 2000	37,179,741	25.66
2001 Activity:		
Granted	5,463,474	50.06
Canceled	(1,073,248)	40.99
Exercised	(2,923,086)	12.85
Outstanding, year-end 2001	38,646,881	29.61
2002 Activity:		
Granted	5,044,297	39.57
Canceled	(2,727,671)	39.08
Exercised	(3,019,997)	10.64
Outstanding, year-end 2002	37,943,510	31.70
Exercisable, year-end 2000	17,239,036	11.52
Exercisable, year-end 2001	18,758,616	16.20
Exercisable, year-end 2002	19,960,460	21.79

Weighted average fair value of options granted during the year:

2000	$ 21.31
2001	22.99
2002	18.46

The following table summarizes stock option information at year-end 2002:

Range of Exercise Prices	Options Outstanding: Number of Options	Options Outstanding: Weighted-Average Remaining Contractual Life	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number of Options	Options Exercisable: Weighted-Average Exercise Price
$ 1.57 to $ 4.50	4,321,815	4.20 years	$ 3.06	4,321,815	$ 3.06
4.56 to 7.34	4,424,963	1.80	6.30	4,424,963	6.30
7.50 to 26.41	4,359,606	4.09	17.18	3,558,905	16.39
26.72 to 35.63	4,041,737	7.29	30.75	1,235,149	31.85
35.75 to 40.94	4,102,147	6.81	37.58	1,543,506	37.81
41.00 to 42.94	4,201,174	7.17	42.20	1,384,961	41.91
43.19 to 48.38	4,187,179	8.40	45.86	798,305	46.05
48.44 to 52.20	4,066,353	7.85	50.10	1,131,850	50.06
52.56 to 62.50	4,238,536	7.46	55.58	1,561,006	55.30
1.57 to 62.50	37,943,510	6.07	31.70	19,960,460	21.79

ADDITIONAL STOCK PLAN INFORMATION The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock option awards granted at fair market value.

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life; stock volatility of 36% in 2002 and 34% in 2001 and 2000; risk-free interest rates of 4.35% in 2002, 4.86% in 2001 and 6.16% in 2000; and no dividends during the expected term.

The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. Had compensation cost for Safeway's stock option plans been determined based on the fair value at the grant date for awards from 1996 through 2002, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts disclosed in Note A.

NOTE I: TAXES ON INCOME

The components of income tax expense from continuing operations are as follows (in millions):

	2002	2001	2000
Current:			
Federal	**$486.1**	$608.3	$480.4
State	**68.1**	98.8	84.2
Foreign	**61.9**	77.8	80.9
	616.1	784.9	645.5
Deferred:			
Federal	**127.5**	35.3	114.3
State	**9.7**	9.5	23.8
Foreign	**(1.6)**	6.3	5.1
	135.6	51.1	143.2
	$751.7	$836.0	$788.7

The reconciliation of the provision for income taxes from continuing operations at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

	2002	2001	2000
Statutory rate	**35%**	35%	35%
Income tax expense using federal statutory rate	**$462.1**	$743.0	$680.0
State taxes on income net of federal benefit	**50.6**	70.4	70.2
Nondeductible goodwill	**246.5**	31.2	29.7
Difference between statutory rate and foreign effective rate	**4.7**	15.6	20.9
Other	**(12.2)**	(24.2)	(12.1)
	$751.7	$836.0	$788.7

Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

	2002	2001
Deferred tax assets:		
Workers' compensation and other claims	**$ 133.9**	$ 134.9
Reserves not currently deductible	**74.9**	83.7
Accrued claims and other liabilities	**41.3**	38.8
Employee benefits	**43.6**	28.6
Operating loss carryforwards	**60.1**	–
Other assets	**137.3**	152.8
	491.1	438.8
Less valuation allowance	**(60.1)**	–
	431.0	438.8
Deferred tax liabilities:		
Property	**(487.3)**	(471.6)
Prepaid pension costs	**(215.0)**	(217.5)
Inventory	**(197.9)**	(176.1)
Investments in foreign operations	**(97.2)**	(89.7)
	(997.4)	(954.9)
Net deferred tax liability	**$(566.4)**	$(516.1)
Less current asset (liability)	**11.5**	(42.4)
Long-term portion	**$(577.9)**	$(473.7)

At December 28, 2002, certain undistributed earnings of the Company's foreign operations totaling $901.2 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the United States since it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax efficient to do so. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers may be available to reduce some portion of the U.S. income tax liability.

As of December 28, 2002, GroceryWorks' net operating loss ("NOL") carryforwards were approximately $171.6 million. These carryforwards expire at various dates from 2019 to 2022. Until sufficient evidence exists that GroceryWorks will have future taxable income to absorb the NOL carryforwards, Safeway will provide a valuation allowance for the entire deferred tax asset relating to these carryforwards. In the case of any subsequent reversal of this valuation allowance, approximately $24.2 million of the tax benefit realized will result in a reduction to GroceryWorks' goodwill or other noncurrent intangible assets.

NOTE J: EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS

RETIREMENT PLANS The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans.

In connection with the Genuardi's Acquisition in 2001, the Randall's acquisition in 1999 and the Vons merger in 1997, the Company assumed the sponsorship and obligations of Genuardi's, Randall's and Vons' retirement plans. The actuarial assumptions for the existing Genuardi's, Randall's and Vons retirement plans are comparable to those for the Safeway retirement plan. Genuardi's, Randall's and Vons' retirement plans have been combined with Safeway's for financial statement presentation.

The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ended December 28, 2002 and a statement of the funded status as of year-end 2002 and 2001 (in millions):

	2002	2001
Change in benefit obligation:		
Beginning balance	**$1,286.9**	$1,181.9
Service cost	**74.6**	58.2
Interest cost	**82.9**	76.4
Plan amendments	**19.4**	19.0
Actuarial loss	**138.9**	51.3
Acquisition of Genuardi's	**–**	22.7
Benefit payments	**(86.0)**	(85.3)
Transfer of plan liabilities	**–**	(21.5)
Currency translation adjustment	**2.5**	(15.8)
Ending balance	**$1,519.2**	$1,286.9

	2002	2001
Change in fair value of plan assets:		
Beginning balance	**$1,782.8**	$1,956.7
Actual loss on plan assets	**(158.5)**	(56.1)
Acquisition of Genuardi's	**–**	24.4
Employer contributions	**31.8**	5.9
Benefit payments	**(86.0)**	(85.3)
Transfer of plan assets	**–**	(46.9)
Currency translation adjustment	**2.3**	(15.9)
Ending balance	**$1,572.4**	$1,782.8

	2002	2001
Funded status:		
Fair value of plan assets	**$ 1,572.4**	$ 1,782.8
Projected benefit obligation	**(1,519.2)**	(1,286.9)
Funded status	**53.2**	495.9
Adjustment for difference in book and tax basis of assets	**(165.1)**	(165.1)
Unamortized prior service cost	**104.0**	99.0
Unrecognized loss	**543.1**	101.5
Prepaid pension cost	**$ 535.2**	$ 531.3

The following table provides the components of 2002, 2001 and 2000 net pension (expense) income for the retirement plans (in millions):

	2002	2001	2000
Estimated return on assets	**$143.7**	$158.9	$182.3
Service cost	**(74.6)**	(58.2)	(47.7)
Interest cost	**(82.9)**	(76.4)	(84.7)
Amortization of prior service cost	**(14.7)**	(14.0)	(14.8)
Amortization of unrecognized (losses) gains	**(1.8)**	17.0	42.2
Net pension (expense) income	**$ (30.3)**	$ 27.3	$ 77.3

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

In May 2000, Safeway entered into an agreement to have a third party operate the Company's Maryland distribution center. Pursuant to the agreement, Safeway and the third party jointly established a new multiple-employer defined benefit pension plan to provide benefits for the employees that were transferred as a result of this agreement. The Company recorded settlement gains of $9.3 million in 2001 and $15.0 million in 2000 as a result of transfers of accrued benefits and assets from the Safeway retirement plan to the multiple employer plan.

The actuarial assumptions used to determine year-end plan status were as follows:

	2002	2001	2000
Discount rate used to determine the projected benefit obligation:			
United States plans	**6.5%**	7.5%	7.8%
Canadian plans	**6.5**	7.0	7.0
Combined weighted average rate	**6.5**	7.4	7.6
Expected return on plan assets:			
United States plans	**8.5%**	9.0%	9.0%
Canadian plans	**7.5**	8.0	8.0
Rate of compensation increase:			
United States plans	**5.0%**	5.0%	5.0%
Canadian plans	**3.5**	5.0	5.0

RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $5.7 million in 2002, $5.5 million in 2001and $4.7 million in 2000. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $64.2 million at year-end 2002 and $55.8 million at year-end 2001.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS In addition to the Company's retirement plans and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all the costs of the life insurance plans. The plans are not funded.

The Company's APBO was $63.9 million at year-end 2002 and $58.5 million at year-end 2001. The APBO represents the actuarial present value of the benefits expected to be paid after retirement. Postretirement benefit expense was $8.0 million in 2002, $2.6 million in 2001 and $2.1 million in 2000.

MULTI-EMPLOYER RETIREMENT PLANS Safeway participates in various multi-employer retirement plans, covering substantially all Company employees not covered under the Company's non-contributory retirement plans, pursuant to agreements between the Company and various unions. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $138.8 million in 2002, $144.9 million in 2001 and $140.8 million in 2000 were made and charged to expense.

Under U.S. law applicable to such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the law) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential liability as a participant in these plans may be significant. The information required to determine the total amount of this contingent liability, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases, the party acquiring the operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent that the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time.

COLLECTIVE BARGAINING AGREEMENTS At year-end 2002, Safeway had more than 172,000 full and part-time employees. Approximately 76% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms of up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

NOTE K: INVESTMENT IN UNCONSOLIDATED AFFILIATES

At year-end 2002, 2001 and 2000, Safeway's investment in unconsolidated affiliates includes a 49% ownership interest in Casa Ley, which operates 102 food and general merchandise stores in western Mexico. At year-end 2001, Safeway's investment in unconsolidated affiliates also included a 50% interest in GroceryWorks, an Internet grocer, and a 15% interest in FBO, a beef processing operation. During the second and third quarters of 2002 Safeway invested $11.9 million in GroceryWorks, bringing Safeway's ownership interest to 52.5%. Therefore, Safeway changed its method of accounting for its investment in GroceryWorks from the equity method to consolidation beginning in the third quarter of 2002.

Equity in (losses) earnings, net, from Safeway's unconsolidated affiliates, which is included in other income (loss), was a loss of $0.2 million in 2002, and income of $20.2 million in 2001 and $31.2 million in 2000. Equity in losses, net, in 2002 includes approximately $15.8 million in charges related to the resolution of physical inventory count discrepancies at Casa Ley. Additionally, Safeway recorded a $30.1 million impairment charge in other income (loss) in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks to its estimated fair value.

Future Beef Operations Holdings, LLC ("FBO"), a meat processing company based in Denver, Colorado, was placed in bankruptcy in March 2002. Safeway was a 15% equity investor in FBO, had a supply contract for the purchase of beef from FBO, and had a common board member with FBO. Safeway had a first-loss deficiency agreement with FBO's principal lender which provided that, under certain circumstances and in the event of a liquidation of FBO being initiated, Safeway would pay the lender up to $40 million if proceeds from the sale of collateral did not fully repay the amount owed by FBO to the lender. Safeway accrued a pretax charge of $51 million in other (loss) income related to the bankruptcy in 2001. The charge was primarily for payments under contractual obligations and the first-loss deficiency agreement in the event FBO was liquidated. FBO is currently in the process of being liquidated and Safeway paid the lender $40 million in January 2003.

NOTE L: RELATED PARTY TRANSACTIONS

Prior to April 2000, the Company held an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with Pacific Resources Associates, L.P. ("PacTrust"), a limited partnership, the sole general partner of which is a corporation owned by approximately 45 individuals, including three of the Company's directors. Through their ownership in the corporate general partner, these three directors' ownership interest in PacTrust is approximately 3.8%. None of these directors is involved in the day-to-day management of PacTrust or in the negotiations related to the purchase of properties. PDA was dissolved in April 2000.

During 2002, Safeway sold eight properties to PacTrust with an aggregate carrying value of $0.3 million for $2.6 million cash, resulting in an aggregate gain of $2.3 million. During 2001, Safeway sold 22 properties to PacTrust with an aggregate carrying value of $7.5 million for $13.9 million cash, resulting in an aggregate gain of $6.4 million. During 2000, Safeway sold 48 properties to PacTrust with an aggregate carrying value of $43.5 million for total consideration of $84.4 million, resulting in an aggregate gain of $40.9 million. Of the consideration received, $13.4 million was in the form of a note receivable and the remainder was in cash. The note bore interest at 8.5% and was fully paid in cash before the end of 2000.

Safeway paid PDA $1.1 million in 2000 for reimbursement of expenses related to management and real estate services provided by PDA.

HBS Limited Partnership ("HBS") is a limited partnership formed in 1996 to own, develop and operate a shopping center in Hawaii. Safeway is sole general partner of HBS. Safeway had a note receivable of $26.5 million at year-end 2002 and $25.0 million at year-end 2001 from HBS for funding the development costs of the shopping center. The loan is secured by a first mortgage lien against the land and a first security interest in all personal property of HBS.

Safeway had a supply contract to purchase beef from FBO, which had a common board member with Safeway. In March 2002 FBO was placed in bankruptcy. See Note K.

The Company has made loans to certain of its executive officers in connection with their relocations. The promissory notes bear no interest and are secured by personal residences. At year-end 2002, $3.1 million was outstanding on these notes with repayment terms ranging from 2003 to 2007.

The Company has conducted various transactions in the normal course of business with each of its equity investees which are not material.

NOTE M: COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through February 19, 2003, in excess of 126,000 claims for personal injury and property damage arising from the fire had been settled for an aggregate amount of approximately $125 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

As of February 19, 2003, there were still pending approximately 1,900 claims against the Company for personal injury (including punitive damages), and approximately 290 separate active claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date. Safeway continues to believe that coverage under its insurance policy will be sufficient and available for resolution of all remaining personal injury and property damage claims arising out of the fire.

On August 23, 2000, a lawsuit entitled *Baker, et al. v. Jewel Food Stores, Inc., et al.* was filed in the Circuit Court of Cook County, Illinois, against the Company's subsidiary, Dominick's Finer Foods, Inc. (predecessor of Dominick's Finer Foods, LLC), and Jewel Food Stores, a subsidiary of Albertson's, Inc. The complaint alleged, among other things, that Dominick's and Jewel conspired to fix the retail price of milk in nine Illinois counties in the Chicago area, in violation of the Illinois Antitrust Act. The court certified the lawsuit as a class action on behalf of all persons residing in the nine-county area who purchased milk from the defendants' retail stores in these counties during August 1996 to August 2000. Plaintiffs' expert has calculated damages against both defendants in several ways, ranging from $51 million to $126 million. If damages were to be awarded, they may be trebled under the applicable statute. Plaintiffs also seek an injunction enjoining the defendants from acts in restraint of trade. On February 25, 2003, after three weeks of trial, the trial judge, sitting without a jury, dismissed the action at the end of plaintiffs' case, and entered judgment in favor of defendants. Plaintiffs have until March 27, 2003 to appeal. The Company believes that the plaintiffs have no meritorious grounds for an appeal and, if there is an appeal, expects the judgment to be affirmed.

There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's financial statements taken as a whole.

FURR'S AND HOMELAND CHARGE In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas and Oklahoma City, Oklahoma divisions. Furr's filed for Chapter 11 bankruptcy on February 8, 2001. Homeland filed for Chapter 11 bankruptcy on August 1, 2001. Safeway is contingently liable if Furr's and Homeland are unable to continue making payments on these leases. In 2001, Safeway recorded a pre-tax charge to operating and administrative expense of $42.7 million ($0.05 per share) to recognize the estimated lease liabilities associated with these bankruptcies and for a single lease from Safeway's former Florida division. During 2002, the accrual was reduced by $12.0 million as cash was paid out. In addition, Furr's began the liquidation process and Homeland emerged from bankruptcy in 2002 and, based on the resolution of various leases, Safeway reversed $12.1 million of the accrual, leaving a balance of $18.6 million at year-end 2002.

Safeway is unable to determine its maximum potential obligation with respect to other divested operations, should there be any similar defaults, because information about the total number of leases from these divestitures that are still outstanding is not available. Based on an internal assessment by the Company, performed by taking the original inventory of assigned leases at the time of the divestitures and accounting for the passage of time, Safeway expects that any potential losses beyond those recorded, should there be any similar defaults, would not be material to Safeway's operating results, cash flow or financial position.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $129.1 million at year-end 2002.

NOTE N: DISCONTINUED OPERATIONS

In November 2002, Safeway announced its decision to sell Dominick's, which consists of 113 stores, and to exit the Chicago market. In accordance with SFAS No. 144, Dominick's operations are presented as a discontinued operation. Accordingly, Dominick's results are reflected separately in the Company's consolidated financial statements and Dominick's information is excluded from the accompanying notes to the consolidated financial statements, unless otherwise noted.

As a result of the planned exit of the Chicago market, the Company recorded a pre-tax loss from discontinued operations of $787.9 million in 2002, consisting of $583.8 million in Dominick's goodwill impairment, $201.3 million in estimated loss on disposal of Dominick's and $2.8 million in loss from discontinued store operations. Pre-tax loss from discontinued operations was $27.7 million in 2001 and $76.4 million in 2000. Loss from discontinued operations includes all direct charges to operations at Dominick's as well as allocated interest expense. Corporate overhead is not included in discontinued store operations. Sales at discontinued operations were $2.4 billion in 2002, $2.5 billion in 2001 and $2.5 billion in 2000.

In accordance with SFAS No. 144, Dominick's net assets and liabilities have been written down to estimated fair value. The fair value of Dominick's was determined by an independent third party appraiser which primarily used the discounted cash flow method and the guideline company method. The final valuation of Dominick's is dependent upon the results of negotiations with the ultimate buyer. Adjustment to the loss on disposition, together with any related tax effects, will be made when additional information is known.

The following table presents Dominick's major classes of assets and liabilities as of year-end 2002 and 2001 (in millions):

	2002	2001
Current assets	**$252.9**	$254.3
Property, net	**520.5**	725.0
Other long-term assets	**279.9**	1,458.0
Current debt, including obligations under capital leases	**17.4**	11.2
Other current liabilities	**192.2**	199.3
Long-term debt, including obligations under capital leases	**91.1**	117.1
Other long-term liabilities	**52.6**	72.8

NOTE O: SEGMENTS

Safeway's retail grocery business, which represents more than 98% of consolidated sales and operates in the United States and Canada, is its only reportable segment.

The following table presents information about the Company by geographic area (in millions):

	U.S.	Canada	Total
2002			
Sales	**$28,922.4**	**$3,476.8**	**$32,399.2**
Operating profit	**1,498.7**	**174.6**	**1,673.3**
Income from continuing operations before income taxes and cumulative effect of accounting change	**1,151.2**	**169.0**	**1,320.2**
Long-lived assets	**7,356.2**	**654.0**	**8,010.2**
Total assets	**14,948.9**	**1,098.4**	**16,047.3**
2001			
Sales	$ 28,362.2	$ 3,434.8	$ 31,797.0
Operating profit	2,330.0	205.7	2,535.7
Income from continuing operations before income taxes	1,927.5	195.2	2,122.7
Long-lived assets	6,774.0	642.7	7,416.7
Total assets	16,417.5	1,045.1	17,462.6
2000			
Sales	$ 25,998.5	$ 3,443.0	$ 29,441.5
Operating profit	2,064.3	200.2	2,264.5
Income from continuing operations before income taxes	1,752.0	190.9	1,942.9
Long-lived assets	5,833.8	614.5	6,448.3
Total assets	14,931.5	1,033.8	15,965.3

NOTE P: COMPUTATION OF EARNINGS (LOSS) PER SHARE

	2002		2001		2000	
(In millions, except per-share amounts)	Diluted	Basic	Diluted	Basic	Diluted	Basic
Income from continuing operations before cumulative effect of accounting change	**$ 568.5**	**$ 568.5**	$1,286.7	$1,286.7	$1,154.2	$1,154.2
Loss on discontinued operations	**(696.6)**	**(696.6)**	(32.8)	(32.8)	(62.3)	(62.3)
Cumulative effect of accounting change	**(700.0)**	**(700.0)**	–	–	–	–
Net (loss) income	**$(828.1)**	**$(828.1)**	$1,253.9	$1,253.9	$1,091.9	$1,091.9
Weighted average common shares outstanding	**467.3**	**467.3**	503.3	503.3	497.9	497.9
Common share equivalents	**6.5**		9.9		13.7	
Weighted average shares outstanding	**473.8**		513.2		511.6	
Earnings (loss) per common share and common share equivalents:						
Income from continuing operations before cumulative effect of accounting change	**$ 1.20**	**$ 1.22**	$ 2.51	$ 2.56	$ 2.26	$ 2.32
Loss on discontinued operations	**(1.47)**	**(1.49)**	(0.07)	(0.07)	(0.13)	(0.13)
Cumulative effect of accounting change	**(1.48)**	**(1.50)**	–	–	–	–
Net (loss) income	**$ (1.75)**	**$ (1.77)**	$ 2.44	$ 2.49	$ 2.13	$ 2.19
Calculation of common share equivalents:						
Options to purchase common shares	**17.2**		29.1		36.8	
Common shares assumed purchased with potential proceeds	**(10.7)**		(19.2)		(23.1)	
Common share equivalents	**6.5**		9.9		13.7	
Calculation of common shares assumed purchased with potential proceeds:						
Potential proceeds from exercise of options to purchase common shares	**$ 350.3**		$ 918.9		$1,077.4	
Common stock price used under the treasury stock method	**$ 32.86**		$ 47.85		$ 46.57	
Common shares assumed purchased with potential proceeds	**10.7**		19.2		23.1	

Anti-dilutive shares totaling 21.7 million in 2002, 9.0 million in 2001 and 3.2 million in 2000 have been excluded from diluted weighted average shares outstanding.

NOTE Q: QUARTERLY INFORMATION (UNAUDITED)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

(in millions, except per-share amounts)	52 Weeks	Last 16 Weeks	Third 12 Weeks	Second 12 Weeks	First 12 Weeks
2002[1]					
Sales	$32,399.2	$10,010.8	$7,508.0	$7,513.5	$7,366.9
Gross profit	10,096.4	3,097.9	2,309.1	2,375.3	2,314.1
Operating profit (loss)	1,673.3	(9.1)	530.2	565.9	586.2
Income (loss) from continuing operations before income taxes	1,320.2	(132.3)	448.1	489.2	515.1
Income (loss) from continuing operations	568.5	(342.6)	280.9	305.0	325.0
(Loss) income from discontinued operations	(696.6)	(708.3)	0.4	4.3	7.1
Cumulative effect of accounting change	(700.0)	–	–	–	(700.0)
Net (loss) income	(828.1)	(1,050.8)	281.3	309.3	(367.9)
Income (loss) per share from continuing operations – basic	$ 1.22	$ (0.77)	$ 0.60	$ 0.63	$ 0.67
Income (loss) per share from continuing operations – diluted	1.20	(0.77)	0.60	0.62	0.66
Net (loss) income per share – basic	$ (1.77)	$ (2.37)	$ 0.60	$ 0.64	$ (0.76)
Net (loss) income per share – diluted	(1.75)	(2.37)	0.60	0.63	(0.74)
Price range, New York Stock Exchange	46.09 to 19.08	27.80 to 19.08	30.85 to 25.35	45.02 to 30.67	46.09 to 38.89

(in millions, except per-share amounts)	52 Weeks	Last 16 Weeks	Third 12 Weeks	Second 12 Weeks	First 12 Weeks
2001[2]					
Sales	$31,797.0	$9,926.7	$7,386.4	$7,399.9	$7,084.0
Gross profit	9,849.6	3,077.2	2,293.3	2,311.8	2,167.3
Operating profit	2,535.7	747.3	595.3	624.7	568.5
Income from continuing operations before income taxes	2,122.7	598.2	521.0	516.1	487.5
Income from continuing operations	1,286.7	362.3	327.3	303.9	293.3
Loss from discontinued operations	(32.8)	(8.7)	(18.1)	3.4	(9.4)
Net income	1,253.9	353.6	309.2	307.3	283.9
Income per share from continuing operations – basic	$ 2.56	$ 0.73	$ 0.65	$ 0.60	$ 0.58
Income per share from continuing operations – diluted	2.51	0.71	0.64	0.59	0.57
Net income per share – basic	$ 2.49	$ 0.71	$ 0.61	$ 0.61	$ 0.56
Net income per share – diluted	2.44	0.70	0.60	0.59	0.55
Price range, New York Stock Exchange	61.38 to 37.44	46.25 to 37.44	49.70 to 40.75	55.99 to 47.77	61.38 to 46.06

(1) Loss from continuing operations for the last 16 weeks of 2002 includes a $704.2 million goodwill impairment charge for Randall's, $32.7 million of pre-tax income from Canadian Imperial Bank of Commerce for the termination of an in-store banking agreement with Safeway and a pre-tax charge of approximately $15.8 million related to the resolution of physical inventory count discrepancies at Casa Ley. Loss from discontinued operations for the last 16 weeks of 2002 includes a $583.8 million impairment charge for Dominick's and a $201.3 million estimated loss on disposal of Dominick's.

(2) Income from continuing operations for the last 16 weeks of 2001 includes a $42.7 million pre-tax charge to recognize estimated lease liabilities associated with the Furr's and Homeland bankruptcies and a $51.0 million pre-tax charge for estimated payments under contractual obligations and a first-loss deficiency agreement in connection with the FBO bankruptcy. Income from continuing operations for the second 12 weeks of 2001 includes a $30.1 million pre-tax charge to reduce the carrying amount of Safeway's investment in GroceryWorks.

MANAGEMENT'S REPORT

SAFEWAY INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS

Safeway Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts that are based on judgments and estimates made by management. Safeway also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the Board. Safeway believes that all representations made to the independent auditors during their audit were valid and appropriate. The report of Deloitte & Touche LLP is presented on the following page.

INTERNAL CONTROL SYSTEM

Safeway maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to management, the Audit Committee and the Board of Directors regarding the preparation of reliable published financial statements. The system includes a documented organizational structure and division of responsibility, established policies and procedures including a code of conduct to foster a strong ethical climate, which are communicated throughout Safeway, and the careful selection, training and development of employees. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Audit Committee of the Board, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its Audit Committee, which is composed entirely of outside directors, provides oversight to the financial reporting process.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of December 28, 2002 Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.



Steven A. Burd
Chairman, President and
Chief Executive Officer



Vasant M. Prabhu
Executive Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

SAFEWAY INC. AND SUBSIDIARIES

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SAFEWAY INC:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

San Francisco, California
March 21, 2003

DIRECTORS AND PRINCIPAL OFFICERS

SAFEWAY INC. AND SUBSIDIARIES

DIRECTORS

STEVEN A. BURD
Chairman, President
and Chief Executive Officer
Safeway Inc.

JAMES H. GREENE, JR.
Member
KKR & Co., LLC

PAUL HAZEN
Chairman
Accel-KKR
Former Chairman and
Chief Executive Officer
Wells Fargo & Co.

HECTOR LEY LOPEZ
General Director
Casa Ley, S.A. de C.V.

ROBERT I. MACDONNELL
Retired Partner
KKR & Co.

PETER A. MAGOWAN
Managing General Partner
and President
San Francisco Giants

GEORGE R. ROBERTS
Member
KKR & Co., LLC

REBECCA A. STIRN
Business Consultant

WILLIAM Y. TAUSCHER
Private Investor
Former Chairman and
Chief Executive Officer
Vanstar Corporation

EXECUTIVE OFFICERS

STEVEN A. BURD
Chairman, President and
Chief Executive Officer

BRUCE L. EVERETTE
Executive Vice President

VASANT M. PRABHU
Executive Vice President
and Chief Financial Officer
President, E-Commerce Businesses

LARREE M. RENDA
Executive Vice President
Retail Operations, Human Resources,
Public Affairs, Labor and
Government Relations,
Reengineering and Communications

DAVID F. BOND
Senior Vice President
Finance and Control

DAVID T. CHING
Senior Vice President and
Chief Information Officer

DICK W. GONZALES
Senior Vice President
Human Resources

ROBERT A. GORDON
Senior Vice President
and General Counsel

ROJON D. HASKER
Senior Vice President
Marketing and Merchandising

LAWRENCE V. JACKSON
Senior Vice President
Supply Operations

MELISSA C. PLAISANCE
Senior Vice President
Finance and Investor Relations

KENNETH M. SHACHMUT
Senior Vice President
Reengineering
and Marketing Analysis

DAVID R. STERN
Senior Vice President
Financial Planning and Business
Development

DONALD P. WRIGHT
Senior Vice President
Real Estate and Engineering

OTHER PRINCIPAL OFFICERS

FRANK A. CALFAS
Northern California
Division President

TIMOTHY J. HAKIN
Denver Division President

KARL SCHROEDER
Eastern Division President

GREGORY A. SPARKS
Seattle Division President

LYLE A. WATERMAN
Portland Division President

THOMAS C. KELLER
President
The Vons Companies, Inc.

SCOTT GRIMMETT
President
Dominick's Finer Foods, LLC

STEVEN R. FRISBY
President
Randall's Food & Drugs, LP

DANIEL J. VALENZUELA
Deputy President
Phoenix Division

MITCHELL RHODES
President
GroceryWorks Holdings, Inc.
(Internet grocer)

FOREIGN SUBSIDIARY

CANADA SAFEWAY LIMITED

CHUCK MULVENNA
President and Chief
Operating Officer

EQUITY AFFILIATE

CASA LEY, S.A. DE C.V. (MEXICO)

JUAN MANUEL LEY LOPEZ
Chairman and Chief
Executive Officer

INVESTOR INFORMATION

SAFEWAY INC. AND SUBSIDIARIES

EXECUTIVE OFFICES

Mailing Address:
Safeway Inc.
P.O. Box 99
Pleasanton, CA 94566-0009

INTERNET ADDRESS

Safeway's web site on the Internet can be accessed at www.safeway.com. We do not incorporate the information on our web site into this annual report, and you should not consider it part of this annual report.

STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
877-498-8861
781-575-2879

FORM 10-K

Safeway's 2002 Form 10-K filed with the Securities and Exchange Commission can be accessed online at www.safeway.com/investor_relations. Alternately, a copy of the form may be obtained by writing to the Investor Relations Department at our executive offices or by calling 925-467-3790.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Francisco, California

ANNUAL MEETING

The 2003 Annual Meeting of Stockholders will be held on May 15, 2003. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed to stockholders within 120 days of the end of the fiscal year.

STOCK EXCHANGE LISTING

The company's common stock, which trades under the symbol SWY, and certain debentures and notes are listed on the New York Stock Exchange.

INVESTOR INQUIRIES

Communication regarding investor records, including changes of address or ownership, should be directed to the company's transfer agent, EquiServe Trust Company, N.A., at the address listed on the left. To inquire by phone, please call 877-498-8861 or 781-575-2879.

Investors, security analysts and members of the media should direct their financial inquiries to our Investor Relations Department at 925-467-3832.

To access or obtain financial reports, please visit our web site at www.safeway.com/investor_relations, write to our Investor Relations Department or call 925-467-3790.

EEO-1 REPORT

As an equal opportunity employer, Safeway values and actively supports diversity in the workplace. A copy of the company's 2002 summary EEO-1 report, filed with the federal Equal Employment Opportunity Commission, is available upon request at our executive offices.

TRUSTEES AND PAYING AGENTS

3.625% Senior Notes
3.80% Senior Notes
4.80% Senior Notes
5.80% Senior Notes
6.05% Senior Notes
6.15% Senior Notes
6.50% Senior Notes
6.85% Senior Notes
7.00% Senior Notes
7.25% Senior Notes
7.25% Senior Debentures
7.45% Senior Debentures
7.50% Senior Notes
9.30% Senior Secured Debentures
9.65% Senior Subordinated Debentures
9.875% Senior Subordinated Debentures

The Bank of New York
Bondholder Relations Department
Corporate Trust Division
Fiscal Agencies Department
101 Barclay Street, 7-East
New York, NY 10286
800-548-5075

9.30% Senior Secured Debentures

Bank One Trust Company, N.A.
Corporate Trust Services
Bondholder Relations
One Bank One Plaza, M/C IL1-0134
Chicago, IL 60670
800-524-9472

8.48%-8.75% Senior Medium-Term Notes

Trustee
J.P. Morgan Trust Company, N.A.
560 Mission Street, 13th Floor
San Francisco, CA 94105
800-275-2048

Paying Agent
Deutsche Bank Trust Company Americas
280 Park Avenue, 9th Floor
New York, NY 10017
800-735-7777

DESIGN: BROOM & BROOM, INC. SAN FRANCISCO



SAFEWAY INC.
P.O. Box 99
Pleasanton, CA 94566-0009